Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235707

PROSPECTUS SUPPLEMENT NO. 7
(To Prospectus dated December 6, 2022)

Generation Income Properties, Inc.

This prospectus supplement (the “Prospectus Supplement”) updates, amends, and supplements the prospectus dated December 6, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-235707) and is included in Post-Effective Amendment No. 2 thereto filed on November 29, 2022, and declared effective on December 6, 2022. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement updates, amends, and supplements the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2023 (the “Form 8-K Filing”), and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023 (the “Form 10-Q Filing”). Accordingly, we have attached the Form 8-K Filing and Form 10-Q Filing to this Prospectus Supplement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” of the Prospectus and in Item 1A of our Annual Report on Form 10-K filed on March 28, 2023 to read about factors you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-40771

GENERATION INCOME PROPERTIES, INC.

(Exact name of Registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

401 E. Jackson Street Suite 3300 Tampa, FL	33602
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: 813-448-1234

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol	Name of each exchange on which registered
Common Stock par value $0.01 per share	GIPR	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	GIPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑	Smaller reporting company	☑

		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The registrant had 2,617,588 shares of Common Stock, par value $0.01 per share, outstanding as of August 8, 2023.

GENERATION INCOME PROPERTIES, INC.

PART I. FINANCIAL INFORMATION

ITEM 1. Financial Statements GENERATION INCOME PROPERTIES, INC.

Consolidated Balance Sheets

	As of June 30,	As of December 31,
	2023	2022
	(unaudited)
Assets
Investments in real estate
Land	$12,577,544	$12,577,544
Building and site improvements	39,772,590	39,764,890
Tenant improvements	907,382	907,382
Acquired lease intangible assets	4,387,526	4,677,928
Less: accumulated depreciation and amortization	(6,441,616)	(5,623,318)
Net real estate investments	$51,203,426	$52,304,426
Investment in tenancy-in-common	1,247,679	1,218,268
Cash and cash equivalents	2,105,392	3,718,496
Restricted cash	34,500	34,500
Deferred rent asset	319,528	288,797
Prepaid expenses	533,446	132,642
Accounts receivable	125,299	96,063
Escrow deposits and other assets	285,287	184,241
Right of use asset, net	6,190,529	6,232,662
Total Assets	$62,045,086	$64,210,095

Liabilities and Equity
Liabilities
Accounts payable	$242,855	$173,461
Accrued expenses	379,508	365,624
Accrued expense - related party	506,000	128,901
Acquired lease intangible liabilities, net	537,618	639,973
Insurance payable	239,301	46,368
Deferred rent liability	232,550	251,798
Lease liability, net	6,365,937	6,356,288
Other payable - related party	2,262,300	2,587,300
Loan payable - related party	1,500,000	1,500,000
Mortgage loans, net of unamortized debt issuance costs of $659,651 and $717,381 at June 30, 2023 and December 31, 2022, respectively	34,958,848	35,233,878
Total liabilities	$47,224,917	$47,283,591

Redeemable Non-Controlling Interests	$6,343,042	$5,789,731

Stockholders' Equity
Common stock, $0.01 par value, 100,000,000 shares authorized; 2,617,538 and 2,501,644 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively	$26,175	$25,016
Additional paid-in capital	18,870,576	19,307,518
Accumulated deficit	(10,839,825)	(8,640,796)
Total Generation Income Properties, Inc. Stockholders' Equity	$8,056,926	$10,691,738

Non-Controlling Interest	$420,201	$445,035
Total equity	$8,477,127	$11,136,773

Total Liabilities and Equity	$62,045,086	$64,210,095

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GENERATION INCOME PROPERTIES, INC.

Consolidated Statements of Operations

(unaudited)

	Three Months ended June 30,		Six Months ended June 30,
	2023	2022	2023	2022
Revenue
Rental income	$1,318,750	$1,378,562	$2,645,457	$2,560,497
Other income	10,128	541	20,460	541
Total revenue	$1,328,878	$1,379,103	$2,665,917	$2,561,038

Expenses
General and administrative expense	$358,989	$472,736	$703,136	$814,416
Building expenses	320,255	325,201	633,855	578,592
Depreciation and amortization	558,001	558,676	1,115,551	989,569
Interest expense, net	466,751	375,627	935,961	705,921
Compensation costs	282,719	310,698	634,006	590,440
Total expenses	$1,986,715	$2,042,938	$4,022,509	$3,678,938
Operating loss	(657,837)	(663,835)	(1,356,592)	(1,117,900)
Other expense	-	-	(506,000)	$-
Income (loss) on investment in tenancy-in-common	15,009	(1,462)	29,411	7,090
Dead deal expense	(109,569)	(107,371)	(109,569)	(107,371)
Loss on debt extinguishment	-	(144,029)	-	(144,029)
Net loss	$(752,397)	$(916,697)	$(1,942,750)	$(1,362,210)
Less: Net income attributable to non-controlling interests	129,065	130,181	256,279	260,144
Net loss attributable to Generation Income Properties, Inc.	$(881,462)	$(1,046,878)	$(2,199,029)	$(1,622,354)

Total Weighted Average Shares of Common Stock Outstanding – Basic & Diluted	2,615,471	2,255,441	2,578,678	2,224,419

Basic & Diluted Loss Per Share Attributable to Common Stockholders	$(0.34)	$(0.46)	$(0.85)	$(0.73)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GENERATION INCOME PROPERTIES, INC.

Consolidated Statements of Changes in Equity

(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity	Non-Controlling Interest	Total Equity	Redeemable Non-Controlling Interest
	Shares	Amount
Balance, December 31, 2021	2,172,950	$21,729	$19,051,929	$(5,403,156)	$13,670,502	$469,712	$14,140,214	$9,134,979
Restricted stock unit compensation	47,142	471	93,455	-	93,926	-	93,926	-
Stock issuance costs	-	-	(6,091)	-	(6,091)	-	(6,091)	-
Cashless exercise of warrants	27,676	277	(277)	-	-	-	-	-
Issuance of Redeemable Non-Controlling Interest for property acquisition	-	-	-	-	-	-	-	1,109,570
Distribution on Non-Controlling Interest	-	-	-	-	-	(3,938)	(3,938)	(115,303)
Dividends paid on common stock	-	-	(334,799)	-	(334,799)	-	(334,799)	-
Net (loss) income for the quarter	-	-	-	(575,476)	(575,476)	(1,120)	(576,596)	131,083
Balance, March 31, 2022	2,247,768	$22,477	$18,804,217	$(5,978,632)	$12,848,062	$464,654	$13,312,716	$10,260,329
Restricted stock unit compensation	357	4	124,114	-	124,118	-	124,118	-
Cashless exercise of warrants	9,662	96	(96)	-	-	-	-	-
Redemption of Redeemable Non-Controlling Interest	-	-	-	-	-	-	-	(406,652)
Distribution on Non-Controlling Interest	-	-	-	-	-	(3,938)	(3,938)	(118,556)
Dividends paid on common stock	-	-	(343,254)	-	(343,254)	-	(343,254)	-
Net (loss) income for the quarter				(1,046,878)	(1,046,878)	(4,329)	(1,051,207)	134,510
Balance, June 30, 2022	2,257,787	$22,577	$18,584,981	$(7,025,510)	$11,582,048	$456,387	$12,038,435	$9,869,631

Balance, December 31, 2022	2,501,644	$25,016	$19,307,518	$(8,640,796)	$10,691,738	$445,035	$11,136,773	$5,789,731
Restricted stock unit compensation	98,593	986	89,662	-	90,648	-	90,648	-
Cashless exercise of warrants	10,648	106	(106)	-	-	-	-	-
Issuance of Redeemable Non-Controlling Interest	-	-	-	-	-	-	-	3,000,000
Redemption of Redeemable Non-Controlling Interest	-	-	-	-	-	-	-	(2,479,299)
Distribution on Non-Controlling Interest	-	-	-	-	-	(2,844)	(2,844)	(115,817)
Dividends paid on common stock	-	-	(297,479)	-	(297,479)	-	(297,479)	-
Net (loss) income for the quarter	-	-	-	(1,317,567)	(1,317,567)	(4,908)	(1,322,475)	132,122
Balance, March 31, 2023	2,610,885	$26,108	$19,099,595	$(9,958,363)	$9,167,340	$437,283	$9,604,623	$6,326,737
Restricted stock unit compensation	-	-	77,039	-	77,039	-	77,039	-
Cashless exercise of warrants	6,653	67	(67)	-	-	-	-	-
Issuance of Redeemable Non-Controlling Interest	-	-	-	-	-	-	-	-
Redemption of Redeemable Non-Controlling Interest	-	-	-	-	-	-	-	-
Distribution on Non-Controlling Interest	-	-	-	-	-	(2,844)	(2,844)	(126,998)
Dividends paid on common stock	-	-	(305,991)	-	(305,991)	-	(305,991)	-
Net (loss) income for the quarter	-	-	-	(881,462)	(881,462)	(14,238)	(895,700)	143,303
Balance, June 30, 2023	2,617,538	$26,175	$18,870,576	$(10,839,825)	$8,056,926	$420,201	$8,477,127	$6,343,042

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GENERATION INCOME PROPERTIES, INC.

Consolidated Statements of Cash Flows

(unaudited)

	Six Months Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,942,750)	$(1,362,210)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation	844,249	737,552
Amortization of acquired lease intangible assets	271,302	252,017
Amortization of debt issuance costs	57,730	61,606
Amortization of below market leases	(101,989)	(49,955)
Amortization of above market ground lease	(366)	(226)
Restricted stock unit compensation	167,687	218,044
Non-cash ground lease expense	42,133	28,936
Income on investment in tenancy-in-common	(29,411)	(7,090)
Dead deal expense	109,569	107,371
Loss on debt extinguishment	-	144,029
Changes in operating assets and liabilities
Accounts receivable	(29,236)	(6,136)
Escrow deposits and other assets	(1,046)	(46,187)
Deferred rent asset	(30,731)	(40,522)
Prepaid expenses	(336,070)	(126,596)
Accounts payable	69,394	(179,958)
Accrued expenses	390,983	60,568
Lease liability	9,649	23,517
Deferred rent liability	(19,248)	57,993
Net cash used in operating activities	$(528,151)	$(127,247)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of land, buildings, other tangible and intangible assets	$(14,551)	$(12,780,680)
Prepaid capitalizable deal costs for future property acquisition	$(174,303)	$-
Escrow (deposit) return for purchase of properties	-	75,000
Investment in tenancy-in-common	-	(455,889)
Net cash used in investing activities	$(188,854)	$(13,161,569)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable non-controlling interest	$3,000,000	$1,109,570
Redemption of redeemable non-controlling interests	(2,479,299)	(203,326)
Repayment on other payable - related party	(325,000)	-
Mortgage loan borrowings	-	17,650,000
Mortgage loan repayments	(332,760)	(11,014,986)
Escrow deposit to bank for future debt financing	(100,000)	-
Debt issuance costs	-	(354,432)
Stock issuance costs	-	(6,091)
Deferred financing costs	-	(87,020)
Insurance financing borrowings	352,307	288,693
Insurance financing repayments	(159,374)	(114,215)
Distribution on non-controlling interests	(248,503)	(241,735)
Dividends paid on common stock	(603,470)	(678,053)
Net cash (used in) provided by financing activities	$(896,099)	$6,348,405

Net decrease in cash and cash equivalents	$(1,613,104)	$(6,940,411)
Cash and cash equivalents and restricted cash - beginning of period	3,752,996	10,624,076
Cash and cash equivalents and restricted cash - end of period	$2,139,892	$3,683,665

CASH TRANSACTIONS
Interest paid	$882,585	$624,470
NON-CASH TRANSACTIONS
Stock issued for cashless exercise of Investor Warrants	$173	$373
Deferred distribution on redeemable non-controlling interests	$32,610	$31,734
Recognition of ROU asset and lease liability for ground lease related to property acquisition	$-	$6,304,334
Redemption of redeemable non-controlling interests accrued	$-	$203,326

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GENERATION INCOME PROPERTIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of Operations

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on September 19, 2015. The Company is an internally managed real estate investment company focused on acquiring and managing income-producing retail, office and industrial properties net leased to high quality tenants in major markets throughout the United States.

The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015. Substantially all of the Company’s assets are held by, and operations are conducted through, the Operating Partnership or its direct or indirect subsidiaries. The Company is the general partner of the Operating Partnership and as of June 30, 2023 owned 90% of the outstanding common units of the Operating Partnership. The Company formed a Maryland entity GIP REIT OP Limited LLC in 2018 that owns 0.002% of the Operating Partnership. The Company places each property in a separate entity which may have a Redeemable Non-Controlling interest as a member.

As of June 30, 2023, the Company, the Operating Partnership, and their controlled subsidiaries on a consolidated basis owned 12 properties and held a partial interest in one additional property through a tenancy-in-common investment.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The information furnished reflects all adjustments, consisting only of normal recurring items which are, in the opinion of management, necessary in order to make the financial statements not misleading. Certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) were omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and footnotes included in the Company’s Annual Report on Form 10-K filed with the SEC on March 28, 2023. The results for the three and six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023.

The preparation of the consolidated financial statements in conformity with U.S. GAAP. The Company adopted the calendar year as its basis of reporting. Certain immaterial prior year amounts have been reclassified for consistency with the current period presentation.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership and all of the direct and indirect wholly-owned subsidiaries of the Operating Partnership and the Company’s subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

The consolidated financial statements include the accounts of all entities in which the Company has a controlling interest. The ownership interests of other investors in these entities are recorded as non-controlling interests or redeemable non-controlling interest. Non-controlling interests are adjusted each period for additional contributions, distributions, and the allocation of net income or loss attributable to the non-controlling interests. Investments in entities for which the Company has the ability to exercise significant influence over, but does not have financial or operating control, are accounted for using the equity method of accounting. Accordingly, the Company’s share of the earnings (or losses) of these entities are included in consolidated net income or loss.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of commitments and contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is possible that the estimates and assumptions that have been utilized in the preparation of the consolidated financial statements could change significantly if economic conditions were to weaken.

Cash

The Company considers all demand deposits, cashier’s checks and money market accounts to be cash equivalents. Amounts included in restricted cash represent funds owned by the Company related to tenant escrow reimbursements and immediate capital repair reserve. The following table provides a reconciliation of the Company’s cash and cash equivalents and restricted cash as of June 30, 2023 and December 31, 2022:

	As of June 30,	As of December 31,
	2023	2022
Cash and cash equivalents	$2,105,392	$3,718,496
Restricted cash	34,500	34,500
Cash and cash equivalents and restricted cash	$2,139,892	$3,752,996

Revenue Recognition

The Company leases real estate to its tenants under long-term net leases which the Company accounts for as operating leases. Those leases that have fixed and determinable rent increases are recognized on a straight-line basis over the lease term. In addition to straight-line rents, deferred rent liability includes $232,550 and $271,189 of prepaid rent as of June 30, 2023 and December 31, 2022, respectively.

The Company reviews the collectability of charges under its tenant operating leases on a regular basis, taking into consideration changes in factors such as the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates, and economic conditions in the area where the property is located. In the event that uncollectibility exists with respect to any tenant changes, the Company would recognize an adjustment to Rental income. The Company’s review of collectability of charges under its operating leases includes any accrued rental revenues related to the straight-line rents. There were no allowances for receivables recorded during three and six months ended June 30, 2023 and 2022.

The Company’s leases provide for reimbursement from tenants for common area maintenance (“CAM”), insurance, real estate taxes and other operating expenses (“recoverable costs”). A portion of our operating cost reimbursement revenue is estimated each period and is recognized as rental income in the period the recoverable costs are incurred and accrued.

The Company often recognizes above- and below-market lease intangibles in connection with acquisitions of real estate. The capitalized above- and below-market lease intangibles are amortized to rental income over the remaining term of the related leases.

Stock-Based Compensation

The Company records all equity-based incentive grants to employees and non-employee members of the Company’s Board of Directors in compensation costs based on their fair values on the date of grant. Stock-based compensation expense, reduced for estimated forfeitures, is recognized on a straight-line basis over the requisite service period of the award, which is generally the vesting term of the outstanding equity awards.

Investments in Real Estate

Acquisitions of real estate are recorded at cost. The Company assigns the purchase price of real estate to tangible and intangible assets and liabilities based on fair value. Tangible assets consist of land, buildings, site improvements, and tenant improvements. Intangible assets and liabilities consist of the value of in-place leases and above- or below- market leases assumed with the acquisition. At the time of acquisition, the Company assesses whether the purchase of the real estate falls within the definition of a business under Accounting Standards Codification (“ASC”) 805 and to date has concluded that all asset transactions are asset acquisitions. Therefore, each acquisition has been recorded at the purchase price whereas assets and liabilities, inclusive of closing costs, are allocated to land, building, site improvements, tenant improvements, and intangible assets and liabilities based upon their relative fair values at the date of acquisition.

The fair value of the in-place leases are estimated as the cost to replace the leases including loss of rent, commissions and legal fees. The in-place leases are amortized over the remaining team of the leases as amortization expense. The fair value of the above- or below-market lease is estimated as the present value of the difference between the contractual amount to be paid pursuant to the in-place lease and the estimated current market lease rate expected over the remaining non-cancelable life of the lease. The capitalized above- or below-market lease values are amortized as a decrease or increase to rental income over the remaining term of the lease inclusive of the renewal option periods that are considered probable at acquisition.

Depreciation Expense

Real estate and related assets are stated net of accumulated depreciation. Renovations, replacements and other expenditures that improve or extend the life of assets are capitalized and depreciated over their estimated useful lives. Expenditures for ordinary maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the buildings, which are generally between 15 and 50 years, and site improvements, which are generally 5 years. Tenant improvements are amortized over the lease terms of the tenants, which is generally between 2 and 10 years.

Lease Liabilities

The Company has a certain property within its portfolio that is on land subject to a ground lease with a third party, which is classified as an operating lease. Accordingly, the Company owns only a long-term leasehold in this property. The building and improvements constructed on the leased land are capitalized as investment in real estate and are depreciated over the shorter of the useful life of the improvements or the lease term.

Under ASC 842, the Company recognizes a lease liability for its ground lease and corresponding right of use asset related to this same ground lease which is classified as an operating lease. A key input in estimating the lease liability and resulting right of use asset is establishing the discount rate in the lease, which since the rate implicit in the contract is not readily determinable, requires additional inputs for the longer-term ground lease, including mortgage market-based interest rates that correspond with the remaining term of the lease, the Company's credit spread, and the payment terms present in the lease. This discount rate is applied to the remaining unpaid minimum rental payments for the lease to measure the lease liability.

Impairments

The Company reviews investments in real estate and related lease intangibles for possible impairment when certain events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable though operations plus estimated disposition proceeds. Events or changes in circumstances that may occur include, but are not limited to, significant changes in real estate market conditions, estimated residual values, and an expectation to sell assets before the end of the previously estimated life. Impairments are measured to the extent the current book value exceeds the estimated fair value of the asset less disposition costs for any assets classified as held for sale. There were no impairments in the Company's investments in real estate during the three and six months ended June 30, 2023 and 2022.

The valuation of impaired assets is determined using valuation techniques including discounted cash flow analysis, analysis of recent comparable sales transactions, and purchase offers received from third parties, which are Level 3 inputs. The Company may consider a single valuation technique or multiple valuation techniques, as appropriate, when estimating the fair value of its real estate. Estimating future cash flows is highly subjective and estimates can differ materially from actual results.

A loss in value of investments in real estate partnerships under the equity method of accounting, other than a temporary decline, must be recognized in the period in which the loss occurs. If the Company identifies events or circumstances that indicate that the value of the Company's investment may be impaired, it evaluates the investment by calculating the estimated fair value of the investment by discounting estimated future cash flows over the expected term of the investment. There were no impairments in the Company's investment in tenancy-in-common during the three and six months ended June 30, 2023 and 2022.

Income Taxes

The Company elected to be taxed as a real estate investment trust (“REIT”) under Section 856 through 860 of the Internal Revenue Code, commencing with our taxable year ending December 31, 2021. To continue to qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Accordingly, the only provision for federal income taxes in the accompanying consolidated financial statements relates to the Company's consolidated taxable REIT subsidiary of which no income was generated during the three and six months ended June 30, 2023 and 2022.

The Company also recognizes liabilities for unrecognized tax benefits which are recognized if the weight of available evidence indicates that it is not more-likely-than-not that the positions will be sustained on examination, including resolution of the related processes, if any. As of each balance sheet date, unrecognized benefits are reassessed and adjusted if the Company’s judgment changes as a result of new information. No liability for unrecognized tax benefits was recorded as of June 30, 2023 or December 31, 2022. As of June 30, 2023, the Company's tax returns for the years 2019 forward remain subject to examination by the major tax jurisdictions under the statute of limitations.

Earnings per Share

In accordance with ASC 260, basic earnings (loss) per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method, and convertible debt, using the if-converted method. Diluted EPS excludes all potentially dilutive securities such as warrants and convertible membership units of the Operating Partnership (“GIP LP Units”) if their effect is anti-dilutive. For the three and six months ended June 30, 2023 and 2022, all potentially dilutive securities were excluded because the effect was anti-dilutive.

Recent Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13 to amend the accounting for credit losses for certain financial instruments. Under the new guidance, an entity recognizes its estimate of expected credit losses as an allowance, which the FASB believes will result in more timely recognition of such losses. In November 2018, the FASB released ASU No. 2018-19 “Codification Improvements to Topic 326, Financial Instruments - Credit Losses.” This ASU clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 “Financial Instruments - Credit Losses.” Instead, impairment of receivables arising from operating leases should be accounted for under Subtopic 842-30 “Leases - Lessor.” ASU 2016-13 is effective for fiscal years beginning after December 15, 2022 for smaller reporting companies, including interim periods within those fiscal years. The adoption of this new guidance did not have a material impact on our consolidated financial statements.

Note 3 – Investments in Real Estate

The Company did not acquire any properties during the three and six months ended June 30, 2023. The Company acquired three properties during the six months ended June 30, 2022, detailed below:

•
On January 7, 2022, the Company acquired an approximately 10,900 square foot single tenant medical-retail property leased to Fresenius Medical Care (NYSE: FMS) located in Chicago, Illinois. The acquisition was financed with a $1,550,000 promissory note and the balance with cash on hand.
•
On January 14, 2022, the Company acquired an approximately 2,600 square foot single tenant retail property leased to Starbucks Coffee (NASDAQ: SBUX) located in Tampa, Florida. The acquisition was financed with the issuance of a redeemable non-controlling interest of $1,109,570, debt of $1,050,000 and the balance with cash on hand.
•
On March 9, 2022, the Company acquired a leasehold interest in a ground lease and corresponding assignment of an approximately 88,400 square foot single tenant retail property leased to Kohl's Corporation (NYSE: KSS) located in Tucson, Arizona. The acquisition was financed with a $3,650,000 promissory note and the balance with cash on hand.

The following table details the properties acquired during the six months ended June 30, 2022.

	Fresenius-Chicago, IL	Starbucks -Tampa, FL	Kohl's -Tucson, AZ	Total
Land	$1,690,837	$1,443,262	$-	$3,134,099
Building and site improvements	1,217,395	700,859	6,175,908	8,094,162
Tenant improvements	55,041	20,504	349,136	424,681
Acquired lease intangible assets	276,013	112,830	981,203	1,370,046
Total real estate investments	$3,239,286	$2,277,455	$7,506,247	$13,022,988
Right of use asset	-	-	6,304,334	6,304,334
Less: Acquired lease intangible liabilities	(19,864)	(13,497)	(131,999)	(165,360)
Less: Lease liability	-	-	(6,304,334)	(6,304,334)
Total real estate investments, net	$3,219,422	$2,263,958	$7,374,248	$12,857,628

Note 4 – Acquired Lease Intangible Assets, net

Acquired lease intangible assets, net is comprised of the following:

	As of June 30,	As of December 31,
	2023	2022
Acquired lease intangible assets	$4,387,526	$4,677,928
Accumulated amortization	(1,503,470)	(1,522,570)
Acquired lease intangible assets, net	$2,884,056	$3,155,358

The amortization for lease intangible assets for the three months ended June 30, 2023 and 2022 was $135,739 and $138,025, respectively. The amortization for lease intangible assets for the six months ended June 30, 2023 and 2022 was $271,302 and $252,017, respectively. The future amortization for acquired lease intangible assets, net for subsequent years ending December 31 is listed below:

As of June 30,
2023
2023 (6 months remaining)	$545,335
2024	530,506
2025	446,443
2026	426,512
2027	331,580
Thereafter	603,681
$2,884,056

Note 5 – Acquired lease intangible liabilities, net

Acquired lease intangible liabilities, net is comprised of the following:

	As of June 30,	As of December 31,
	2023	2022
Acquired lessor lease intangible liabilities	$880,468	$965,216
Accumulated accretion to rental income	(387,099)	(369,858)
Acquired lessor lease intangible liabilities, net	$493,369	$595,358

Acquired lessee lease intangible liabilities	$45,207	$45,207
Accumulated amortization to offset building expenses	(958)	(592)
Acquired lessee lease intangible liabilities, net	$44,249	$44,615

The amortization for acquired lessor lease intangible liabilities for the three months ended June 30, 2023 and 2022 was $75,875 and $26,114, respectively. The amortization for acquired lessor lease intangible liabilities for the six months ended June 30, 2023 and 2022 was $101,989 and $49,955, respectively. The future amortization for acquired lessor lease intangible liabilities, net for subsequent years ending December 31 is listed below:

As of June 30,
2023
2023 (6 months remaining)	$52,594
2024	105,188
2025	105,188
2026	93,907
2027	93,907
Thereafter	42,585
$493,369

The amortization for acquired lessee lease intangible liabilities for the three months ended June 30, 2023 and 2022 was $183 and $183, respectively. The amortization for acquired lessee lease intangible liabilities for the six months ended June 30, 2023 and 2022 was $366 and $226, respectively. The future amortization for acquired lessee lease intangible liabilities, net for subsequent years ending December 31 is listed below:

As of June 30,
2023
2023 (6 months remaining)	$366
2024	732
2025	732
2026	732
2027	732
Thereafter	40,955
$44,249

Note 6 – Leases

Lessor Accounting

All of the Company's leases are classified as operating leases. The Company's rental income is comprised of both fixed and variable income. Fixed and in-substance fixed lease income includes stated amounts per the lease contract, which are primarily related to base rent. The Company’s leases also provide for reimbursement from recoverable costs. A portion of our operating cost reimbursement revenue is estimated each period and is recognized as rental income in the period the recoverable costs are incurred and accrued.

Income for these amounts is recognized on a straight-line basis. Variable lease income includes the tenants' contractual obligations to reimburse the Company for their portion of recoverable costs incurred.

The following table provides a disaggregation of lease income recognized as either fixed or variable lease income during the three months ended June 30, 2023 and 2022:

	2023	2022
Rental income
Fixed and in-substance fixed lease income	$1,149,170	$1,236,032
Variable lease income	79,822	86,101
Other related lease income, net:	-	-
Amortization of below-market leases	75,875	26,114
Straight line rent revenue	13,883	30,315
Total rental income	$1,318,750	$1,378,562

The following table provides a disaggregation of lease income recognized as either fixed or variable lease income during the six months ended June 30, 2023 and 2022:

	2023	2022
Rental income
Fixed and in-substance fixed lease income	$2,353,094	$2,321,773
Variable lease income	159,643	157,354
Other related lease income, net:
Amortization of below-market leases	101,989	49,955
Straight line rent revenue	30,731	31,415
Total rental income	$2,645,457	$2,560,497

For the six months ended June 30, 2023 and 2022, we had four tenants that each account for more than 10% of our annual rental revenue as indicated below:

	2023	2022
General Services Administration - Norfolk, VA & Manteo, NC	23%	21%
PRA Holdings, Inc. - Norfolk, VA	16%	15%
Pratt & Whitney Automation, Inc. - Huntsville, AL	15%	14%
Kohl's Corporation - Tucson, AZ	17%	11%

The following table presents future minimum rental cash payments due to the Company over the next five calendar years and thereafter as of December 31:

As of June 30,
2023
2023 (6 months remaining)	$2,364,460
2024	4,157,539
2025	3,950,715
2026	3,828,728
2027	3,234,122
Thereafter	4,468,842
$22,004,406

Lessee Accounting

The Company acquired one property on March 9, 2022 that is subject to a non-cancelable, long-term ground lease where a third party owns the underlying land and has leased the land to the Company. Accordingly, the Company owns only a long-term leasehold in this property. This ground lease expires in 2084 including those options the Company deems probable of exercising. The ground lease expense is recognized on a straight-line basis over the term of the lease, including management's estimate of expected option renewal periods. Operating lease expense was $93,762 and $109,015 for the three months ended June 30, 2023 and 2022, respectively, and $187,524 and $125,015 for the six months ended June 30, 2023 and 2022, respectively. There are no variable lease expenses required to be paid by the Company as lessee per the lease terms. Cash paid for amounts included in the measurement of the lease liability, net was $58,175 and $58,176 during the three months ended June 30, 2023 and 2022, respectively, and $116,350 and $72,563 for the six months ended June 30, 2023 and 2022, respectively.

The following table summarizes the undiscounted future cash flows for subsequent years ending December 31 attributable to the lease liability as of June 30, 2023 and provides a reconciliation to the lease liability included in the accompanying Consolidated Balance Sheet as of June 30, 2023.

As of June 30,
2023
2023 (6 months remaining)	$116,350
2024	244,077
2025	245,111
2026	245,111
2027	245,111
Thereafter	21,820,644
Total undiscounted liability	$22,916,404
Present value discount	(16,550,467)
Lease liability	$6,365,937
Discount rate	4.58%
Term Remaining	61 years

Note 7 – Non-Controlling Interests

Redeemable Non-Controlling Interests (Temporary Equity)

As part of the Company’s acquisition of a property for approximately $1,737,800 in Manteo, NC, one of the Company’s operating subsidiaries entered into a preferred equity agreement with Brown Family Trust on February 11, 2021 pursuant to which the Company’s subsidiary received a capital contribution of $500,000. The Operating Partnership is the general manager of the subsidiary while Brown Family Trust is a preferred equity member. Pursuant to the agreement, the Company is required to pay the preferred equity member a 9% internal rate of return ("IRR") on a monthly basis. After 24 months, the Brown Family Trust has the right to redeem and the Operating Partnership has the right to call the preferred equity at redemption value. Because of the redemption right, the non-controlling interest is presented as temporary equity at redemption value of $500,000 as of June 30, 2023. Distributable operating funds are distributed first to Brown Family Trust until the unpaid preferred return is paid off and then to the Company.

As part of the Company’s acquisition of a property for approximately $1,757,300 in Plant City, FL, one of the Company’s operating subsidiaries entered into a preferred equity agreement with Irby Prop Partners on April 21, 2021 pursuant to which the Company’s subsidiary received a capital contribution of $950,000. The Operating Partnership is the general manager of the subsidiary while Irby Prop Partners is a preferred equity member. Pursuant to the agreement, the Company is required to pay the preferred equity member a 12% total IRR of which 8% IRR is paid on a monthly basis and 4% IRR is deferred. After 24 months, Irby Prop Partners has the right to redeem the preferred equity at redemption value plus any deferred interest accrued and the Operating Partnership has the right to call the preferred equity at redemption value. Because of the redemption right, the non-controlling interest is presented as temporary equity at redemption value of $1,034,110 as of June 30, 2023. Distributable operating funds are distributed first to Irby Prop Partners until the unpaid preferred return is paid off and then to the Company.

As part of the Company’s investment in a tenancy-in-common for approximately $724,800 in Rockford, IL, one of the Company’s operating subsidiaries entered into a preferred equity agreement with Richard Hornstrom on August 2, 2021 pursuant to which the Company’s subsidiary received a capital contribution of $650,000. The Operating Partnership is the general manager of the subsidiary while Richard Hornstrom is a preferred equity member. Pursuant to the agreement, the Company is required to pay the preferred equity member a 12% total IRR of which 8% IRR is paid on a monthly basis and 4% IRR is deferred. After 24 months, Richard Hornstrom has the right to redeem the preferred equity at redemption value plus any deferred interest accrued and the Operating Partnership has the right to call the preferred equity at redemption value. Because of the redemption right, the non-controlling interest is presented as temporary equity at redemption value of $699,362 as of June 30, 2023. Distributable operating funds are distributed first to Richard Hornstrom until the unpaid preferred return is paid off and then to the Company.

On February 8, 2023, the Operating Partnership entered into new Amended and Restated Limited Liability Company Agreements for the Norfolk, Virginia properties, GIPVA 2510 Walmer Ave, LLC ("GIPVA 2510") and GIPVA 130 Corporate Blvd, LLC ("GIPVA 130"), in which the Operating Partnership, as the sole member of GIPVA 2510 and GIPVA 130, admitted a new preferred member, Brown Family Enterprises, LLC, through the issuance of preferred membership interests in the form of Class A Preferred Units of GIPVA 2510 and GIPVA 130. GIPVA 2510 and GIPVA 130 (the “Virginia SPEs”) hold the Company’s Norfolk, Virginia properties. In addition, both of the Virginia SPEs and Brown Family Enterprises, LLC entered into Unit Purchase Agreements in which GIPVA 2510 issued and sold 180,000 Class A Preferred Units at a price of $10.00 per unit for an aggregate price of $1,800,000, and GIPVA 130 issued and sold 120,000 Class A Preferred Units at a price of $10.00 per unit for an aggregate price of $1,200,000. The Operating Partnership is the general manager of the subsidiary while Brown Family Enterprises, LLC is a preferred equity member. Pursuant to the agreement, the Company is required to pay the preferred equity member a 7% IRR paid on a monthly basis and will share in 16% of the equity in each of the Virginia SPEs upon a capital transaction resulting in distributable proceeds. After 24 months, Brown Family Enterprises, LLC has the right to redeem the preferred equity at redemption value. Because of the redemption right, the non-controlling interest is presented as temporary equity at an aggregated redemption value of $3,000,000 as of June 30, 2023.

Each of the preferred members described above may redeem their interest on or after the Redemption date (second year anniversary of the closing of the acquisition), at the discretion of such preferred member, as applicable, all or a portion thereof, of such preferred member’s pro-rata share of the redemption value in the form of the units of the Operating Partnership ("GIP LP Units"). Such GIP LP Units shall be subject to all such restrictions, such as with respect to transferability, as reasonably imposed by the Operating Partnership. The number of GIP LP Units issued to any preferred member shall be determined by dividing the total amount of the redemption value that such preferred member shall receive in GIP LP Units by a 15% discount of the average 30-day market price of Generation Income Properties, Inc. common stock. GIP LP Units shall then be convertible into common stock of Generation Income Properties, Inc. on a 1:1 basis in accordance with the partnership agreement of the Operating Partnership. Additionally, the Operating Partnership has the right to redeem the preferred equity at redemption value with cash after the second year anniversary of the closing of the acquisition.

As part of the Company’s acquisition of two properties for approximately $19,134,400 on September 30, 2019 in Norfolk, Virginia, the "Norfolk, Virginia properties", the Operating Partnership entered into contribution agreements with two entities (Greenwal, L.C. and Riverside Crossing, L.C.) that resulted in the issuance of 349,913 common units in the Operating Partnership at $20.00 per share for a total value of $6,998,251. Greenwal, L.C and Riverside Crossing, L.C. have since been dissolved and the common units were then directly owned by the former members of the two entities. Beginning on the first anniversary of the closing, the contribution agreements allowed for the two investors to require the Operating Partnership to redeem all or a portion of its units for either (i) the Redemption Amount (within the meaning of the Operating Partnership’s Partnership Agreement), or (ii) until forty-nine (49) months from date of closing, cash in an agreed-upon Value (within the meaning of the Operating Partnership’s Partnership Agreement) of $20.00 per share, as set forth on the Notice of Redemption. As such, the Company has determined their equity should be classified as a temporary equity at redemption value. On March 21, 2022, the Company received notice from an Operating Partnership common unit holder to redeem 10,166 units at $20.00 per unit for a total of $203,326 and paid the unit holder on June 24, 2022. On April 25, 2022, the Company received notice from another Operating Partnership common unit holder to redeem 10,166 units at $20 per unit for a total of $203,326 and paid the unit holder on July 25, 2022. On July 20, 2022, the Company received a notice of redemption from an Operating Partnership common unit holder exercising his right to redeem 25,000 units at $20 per unit and such notice further stated the unit holder’s intent to redeem his remaining 180,615 units in the Operating Partnership before October 31, 2023. On August 9, 2022, the Company and Operating Partnership entered a Redemption Agreement with the unit holder providing for the revocation of his July 2022 redemption notice and providing that the his common units in the Operating Partnership would be redeemed by the Operating Partnership as follows: (i) on or before September 15, 2022, 16,250 of the units would be redeemed for an aggregate of $325,000 in cash (which is $20 per unit, as provided in the applicable Contribution Agreements) and 60,000 of the units would be redeemed in exchange for the issuance of 200,000 shares of the Company’s common stock, and (ii) the remaining 129,365 units would be redeemed for $20 per unit in cash in one tranche of 16,250 units on March 15, 2023 and five tranches of 22,623 units each on September 15, 2023, March 15, 2024, June 15, 2024, September 15, 2024, and December 15, 2024. As such, the Company recorded an other payable - related party in the amount of $2,912,300 upon execution of the Redemption Agreement entered into August 9, 2022 and continue to pay unit distributions on current units outstanding. The Company made the first and second installment payments of $325,000 each in accordance with the Redemption Agreement on September 13, 2022 and March 8, 2023, respectively, reducing the current balance of the other payable - related party to $2,262,300 as of June 30, 2023. Additionally, on September 12, 2022, the Company issued 200,000 shares of common stock at $6.00 per share in accordance with the Redemption Agreement. On January 27, 2023, the remaining two partners from this original transaction redeemed a total of 123,965 units at $20 per unit in the aggregate amount of $2,479,299 and the Company funded the redemption obligations per the terms of the contribution agreement on February 9, 2023 using proceeds from new preferred equity agreements with Brown Family Enterprises, LLC. During the six months ended June 30, 2023, we accrued $506,000 relating to the potential reimbursement of federal, state and local income taxes incurred by a remaining partner in one of our partnerships pursuant to tax protection agreement.

As part of the Company’s acquisition of one property on January 14, 2022 for approximately $2,264,000 in Tampa, FL, the Operating Partnership entered into a contribution agreement with LMB Owenton I LLC that resulted in the issuance of 110,957 GIP LP Units at $10.00 per share for a total value of $1,109,570. After 24 months, the contribution agreement allows for the investor to require the Operating Partnership to redeem, all or a portion of its units for either (i) the Redemption Amount (within the meaning of the Partnership Agreement), or (ii) until forty nine (49) months from date of Closing, cash in an agreed-upon Value (within the meaning of the Partnership Agreement) of $10.00 per share. As such, the Company has determined this equity should be classified as temporary equity at redemption value. On February 7, 2023, the Operating Partnership entered into a Unit Issuance Agreement and Amendment to Contribution and Subscription Agreement with LMB Owenton I LLC in which the Operating Partnership and LMB Owenton I LLC agreed to delay the Contributor’s right to require the redemption of the Contributor’s GIP LP Units in the Operating Partnership until after 36 months on January 14th, 2025 and for a reduced redemption price of $7.15 per GIP LP Unit. Such agreement was made in consideration of the issuance to LMB Owenton I LLC of an additional 44,228 GIP LP Units in the Operating Partnership, resulting in Contributor owning an aggregate of 157,771 GIP LP Units in the Operating Partnership at redemption value of $1,109,570 as of June 30, 2023.

Non-Controlling Interest (Permanent Equity)

As part of the Company’s acquisition of one property on November 30, 2020 for $1,847,700 in Tampa, FL, the Operating Partnership entered into a contribution agreement with GIP Fund 1, LLC that resulted in the issuance of 24,309 GIP LP Units in the Operating Partnership at $20.00 per share for a total value of $486,180. At the time of the acquisition, the Company’s President owned 11% of GIP Fund 1. GIP Fund 1 has since been dissolved and the GIP Units are now directly owned by the former members of GIP Fund 1. After 12 months, the contribution agreement allows for the former members of GIP Fund 1 to require the Operating Partnership to redeem, all or a portion of its GIP LP Units for common stock of the Company. As such, the Company has determined their equity should be classified as a Non-controlling interest.

Following these transactions as of June 30, 2023, the Company owned 90% of the common units in the Operating Partnership and outside investors owned 10%. The following table reflects the Company's redeemable non-controlling interests and non-controlling interest during the three and six months ended June 30, 2023 and 2022:

	Brown Family Trust and Brown Family Enterprises, LLC	Irby Prop Partners	Richard Hornstrom	LMB Owenton I LLC	GIP LP (Former Greenwal, L.C. and Riverside Crossing, L.C. Members)	Total Redeemable Non-Controlling Interest	Non-Controlling Interest - Former GIP Fund 1 Members
Balance, December 31, 2021	$500,000	$976,756	$659,972	$-	$6,998,251	$9,134,979	$469,712
Issuance of Redeemable Operating Partnership Units for property acquisition	-	-	-	1,109,570	-	1,109,570	-
Distribution on Non-Controlling Interest	(11,260)	(19,001)	(13,087)	(15,269)	(56,686)	(115,303)	(3,938)
Net income (loss) for the quarter	11,260	28,370	19,498	15,269	56,686	131,083	(1,120)
Balance, March 31, 2022	$500,000	$986,125	$666,383	$1,109,570	$6,998,251	$10,260,329	$464,654
Redemption of Redeemable Non-Controlling Interest	-	-	-	-	(406,652)	(406,652)	-
Distribution on Non-Controlling Interest	(11,260)	(19,000)	(13,086)	(17,975)	(57,235)	(118,556)	(3,938)
Net income (loss) for the quarter	11,260	28,471	19,569	17,975	57,235	134,510	(4,329)
Balance, June 30, 2022	$500,000	$995,596	$672,866	$1,109,570	$6,591,599	$9,869,631	$456,387

Balance, December 31, 2022	$500,000	$1,014,748	$686,114	$1,109,570	$2,479,299	$5,789,731	$445,035
Issuance of Redeemable Non-Controlling Interest	3,000,000	-	-	-	-	3,000,000	-
Redemption of Redeemable Non-Controlling Interests	-	-	-	-	(2,479,299)	(2,479,299)	-
Distribution on Non-Controlling Interests	(46,346)	(19,000)	(13,000)	(18,135)	(19,336)	(115,817)	(2,844)
Net income (loss) for the quarter	46,346	28,681	19,624	18,135	19,336	132,122	(4,908)
Balance, March 31, 2023	$3,500,000	$1,024,429	$692,738	$1,109,570	$-	$6,326,737	$437,283
Distribution on Non-Controlling Interests	(63,606)	(19,000)	(13,000)	(18,157)	(13,235)	(126,998)	(2,844)
Net income (loss) for the quarter	63,606	28,681	19,624	18,157	13,235	143,303	(14,238)
Balance, June 30, 2023	$3,500,000	$1,034,110	$699,362	$1,109,570	$-	$6,343,042	$420,201

Note 8 – Equity

Authorized Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

Issuance of Equity Securities for Cash

On November 13, 2020, the Company raised $1,000,000 by issuing 50,000 Units with each Unit being comprised of one share of its Common Stock and one warrant to purchase one share of its common stock. Each Unit was sold for a price of $20.00 per Unit. The shares of the Company’s common stock and warrants included in the Units, were offered together, but the securities included in the Units are issued separately. The warrants are exercisable at a price of $20.00 per share of common stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

On September 8, 2021, the Company issued and sold, in an underwritten public offering (the “Public Offering”), 1,500,000 Units, with each unit consisting of one share of common stock, and one warrant to purchase one share of common stock (the “Investor Warrants”). On September 30, 2021, the Company issued and sold an additional 165,000 Investor Warrants as part of the underwriter’s Over-Allotment Option. The Investor Warrants issued in the offering entitle the holder to purchase one share of common stock at a price equal to $10.00 for a period of five years. Net proceeds generated were $13.8 million, net of underwriter discounts and other financing costs incurred since inception. As part of the Public Offering, the Company entered into an agreement with the Chief Executive Officer ("CEO") to redeem 112,500 shares of common stock for $100 which was recorded in accounts payable – related party at December 31, 2021. As of December 31, 2021 these shares had been physically returned to the Company's transfer agent, canceled, and the CEO was paid during the three months ended March 31, 2022.

On September 12, 2022, the Company issued 200,000 shares of common stock at $6.00 per share in accordance with a Redemption Agreement as discussed in Note 7 - Non-Controlling Interests, and recorded the stock at par value of $2,000 with the remaining $1,198,000 to additional paid in capital.

During the six months ended June 30, 2022, the Company recorded approximately $87,000 of stock issuance costs to Deferred Financing Costs for professional fees incurred for filings intended to be made in the future. For the three months ended March 31,

2022, the Company recorded approximately $6,100 of issuance costs in additional paid in capital which were incurred during the current period.

Warrants

Private Placement Warrants

On April 25, 2019, the Company raised $1,000,000 in a private placement by issuing 50,000 units, with each unit being comprised of one share of its common stock and one warrant to purchase one share of the Company's common stock. Each unit was sold for a price of $20.00 per unit. The shares of the Company’s common stock and warrants included in the units, were offered together, but the securities included in the units were issued separately. The warrants are exercisable at a price of $20.00 per share of common stock, subject to adjustment in certain circumstances, and will expire seven years from the date of issuance.

Investor Warrants

Investor Warrants, as described above, may be exercised on a cashless basis if there is no effective registration statement available for the resale of the shares of common stock underlying such warrants. In addition, after 120 days after the Investor Warrants are issued, any Investor Warrant may be exercised on a cashless basis for 10% of the shares of common stock underlying the Investor Warrant if the volume-weighted average trading price of the Company’s shares of common stock on Nasdaq was at any time below the then-effective exercise price of the Investor Warrant for 10 consecutive trading days. During the six months ended June 30, 2023, 173,010 Investor Warrants were exercised on a cashless basis resulting in the issuance of 17,301 shares of common stock. During the six months ended June 30, 2022, 373,380 warrants were exercised on a cashless basis resulting in the issuance of 37,338 shares of common stock. See Note 12 Subsequent Events for Investor Warrants exercised after June 30, 2023.

Representative's Warrants

In addition, the Company issued to Maxim Group LLC (or its designee) warrants to purchase an aggregate of 149,850 shares of common stock, which is equal to an aggregate of 9% of the number of shares of common stock sold in the Public Offering (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $12.50, may be exercised on a cashless basis and became exercisable six months following the closing date and until September 2, 2026.

The Company has 929,890 and 1,541,470 total warrants outstanding and exercisable as of June 30, 2023 and 2022, respectively, as summarized below. Investor Warrants issued on September 8 and 28, 2021 became exercisable on a cashless basis on January 6 and 28, 2022, respectively.

As of June 30,
Issue Date	2023
April 25, 2019 at an exercise price of $20.00	50,000
November 13, 2020 at an exercise price of $20.00	50,000
September 8, 2021 at an exercise price of $10.00	515,040
September 8, 2021 at an exercise price of $12.50	135,000
September 30, 2021 at an exercise price of $10.00	165,000
September 30, 2021 at an exercise price of $12.50	14,850
929,890

	Warrants	Weighted Average Price	Weighted Average Remaining Life
As of December 31, 2022	1,102,900	$11.25	3.7
Exercised	(173,010)	10.00
As of June 30, 2023	929,890	$11.48	3.2

Warrants exercisable	929,890	$11.48	3.2

	Warrants	Weighted Average Price	Weighted Average Remaining Life
As of December 31, 2021	1,914,850	$10.72	4.7
Exercised	(373,380)	10.00
As of June 30, 2022	1,541,470	$10.89	4.2

Warrants exercisable	1,541,470	$10.89	4.2

There was no intrinsic value for the warrants as of June 30, 2023 or 2022.

Stock Compensation

Generation Income Properties, Inc. 2020 Omnibus Incentive Plan

In connection with the Public Offering, the Company's Board of Directors adopted and stockholders approved, the Generation Income Properties, Inc. 2020 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), which became effective upon the completion of the Public Offering. The Omnibus Incentive Plan reserves 2.0 million shares of common stock for stock options, stock appreciation rights, performance shares, performance units, shares of common stock, restricted stock, restricted stock units, cash incentive awards, dividend equivalent units, or any other type of award permitted under the Omnibus Incentive Plan. As of June 30, 2023, 171,590 shares had been granted under the Omnibus Incentive Plan.

Restricted Common Shares issued to the Board and Employees

•
On January 6, 2022, the board approved grants of 47,142 restricted shares to directors, officers and employees effective March 1, 2022 valued at $7.00 per share that vest annually over 1 year. The vested share restrictions will be removed upon the first annual anniversary of the award. The 47,142 restricted shares were issued to the directors, officers and employees in March 2022.
•
On April 12, 2022, the board approved grants of 357 restricted shares to a non-employee for chaplain services rendered effective April 16, 2022 valued at $7.06 per share that vest over 1 year. The vested share restrictions will be removed upon the first annual anniversary of the award. The 357 restricted shares were issued in April 2022.
•
On December 8, 2022, the board approved grants of 98,593 restricted shares to directors, officers and employees effective March 1, 2023 valued at $5.68 per share that vest annually over 3 years. The vested share restrictions will be removed upon the first annual anniversary of the award. The 98,593 restricted shares were issued to the directors, officers and employees in March 2023.

The following is a summary of restricted shares for the six months ended June 30, 2023 and 2022:

	2023	2022
Number of Shares Outstanding at beginning of period	58,502	23,167
Restricted Shares Issued	98,593	47,499
Restricted Shares Vested	(46,213)	(10,500)
Number of Shares Outstanding at end of period	110,882	60,166

The Company recorded stock based compensation expense of $77,039 and $124,118 during the three months ended June 30, 2023 and 2022, respectively. The Company recorded stock based compensation expense of $167,687 and $218,044 during the six months ended June 30, 2023 and 2022, respectively.

Cash Distributions

While the Company is under no obligation to do so, the Company expects to continue to declare and pay distributions to its common stockholders and Operating Partnership unit holders for the foreseeable future. The issuance of a distribution will be determined by the Company's board of directors based on the Company's financial condition and such other factors as the Company's board of directors deems relevant. The Company has not established a minimum distribution, and the Company's charter does not require that the Company issue distributions to its stockholders other than as necessary to meet REIT qualification standards.

The following is a summary of distributions to common stockholders and Operating Partnership unit holders:

Authorized Date	Record Date	Per Share/Unit
April 3, 2023	June 15, 2023	$0.039
April 3, 2023	May 15, 2023	$0.039
April 3, 2023	April 15, 2023	$0.039
January 3, 2023	March 15, 2023	$0.039
January 3, 2023	February 15, 2023	$0.039
January 3, 2023	January 15, 2023	$0.039
October 3, 2022	December 15, 2022	$0.039
October 3, 2022	November 15, 2022	$0.039
October 3, 2022	October 15, 2022	$0.039
June 27, 2022	September 15, 2022	$0.054
June 27, 2022	August 15, 2022	$0.054
June 27, 2022	July 15, 2022	$0.054
March 15, 2022	June 15, 2022	$0.054
March 15, 2022	May 15, 2022	$0.054
March 15, 2022	April 15, 2022	$0.054
December 10, 2021	March 15, 2022	$0.054
December 10, 2021	February 15, 2022	$0.054
December 10, 2021	January 15, 2022	$0.054

Through June 2022, the Company's CEO waived his right to receive distributions with respect to the shares held by him as of the completion of the Public Offering.

Note 9 – Mortgage Loans

The Company had the following mortgage loans outstanding as of June 30, 2023 and December 31, 2022, respectively:

Mortgage Loans Secured By (Tenant-Location)	Original Loan Amount		Interest Rate		Maturity Date	2023	2022	Debt Service Coverage Ratios ("DSCR") Required
7-11 - Washington, DC; Starbucks-South Tampa, FL; and Pratt & Whitney-Huntsville, Alabama	$11,287,500	(a)	4.17%		3/6/2030	$10,857,962	$10,957,829	1.25
GSA - Norfolk, Virginia	8,260,000		3.50%		9/30/2024	7,472,367	7,578,304	1.25
PRA Holdings, Inc. - Norfolk, Virginia	5,216,749		3.50%		10/23/2024	4,646,391	4,728,462	1.25
Sherwin-Williams - Tampa, Florida	1,286,664		3.72%	(b)	8/10/2028	1,286,664	1,286,664	1.20
GSA - Manteo, North Carolina	928,728	(c)	3.85%	(d)	3/31/2032	925,071	928,728	1.50
Irby Construction - Plant City , Florida	928,728	(c)	3.85%	(d)	3/31/2032	925,071	928,728	1.50
Best Buy - Grand Junction, Colorado	2,552,644	(c)	3.85%	(d)	3/31/2032	2,542,594	2,552,644	1.50
Fresenius - Chicago, Illinois	1,727,108	(c)	3.85%	(d)	3/31/2032	1,720,308	1,727,108	1.50
Starbucks - North Tampa, Florida	1,298,047	(c)	3.85%	(d)	3/31/2032	1,292,936	1,298,047	1.50
Kohls - Tucson, Arizona	3,964,745	(c)	3.85%	(d)	3/31/2032	3,949,135	3,964,745	1.50
	$37,450,913					$35,618,499	$35,951,259
Less Debt Issuance Costs, net						(659,651)	(717,381)
						$34,958,848	$35,233,878

(a) Loan subject to prepayment penalty

(b) Fixed via interest rate swap

(c) One loan in the amount of $11.4 million secured by six properties and allocated to each property based on each property's appraised value.

(d) Adjustment effective April 1, 2027 equal to 5-year Treasury plus 2.5% and subject to a floor of 3.85%

The Company amortized debt issuance costs during the three months ended June 30, 2023 and 2022 to interest expense of $28,865 and $27,933, respectively. The Company amortized debt issuance costs during the six months ended June 30, 2023 and 2022 to interest expense of $57,730 and $61,606, respectively. The Company did not pay debt issuance costs during the three and six months ended June 30, 2023. During the three and six months ended June 30, 2022 the Company paid $275,554 and $354,432 of debt issuance costs, respectively.

Each mortgage loan requires the Company to maintain certain debt service coverage ratios as noted above. In addition, one mortgage loan encumbered by six properties, requires the Company to maintain a 54% loan to fair market stabilized value ratio. Fair market stabilized value shall be determined by the lender by reference to acceptable guides and indices or appraisals from time to time at its discretion. As of June 30, 2023, the Company was in compliance with all covenants.

On April 1, 2022, the Company entered into two mortgage loan agreements with an aggregate balance of $13.5 million to refinance seven of the Company's properties. The loan agreements consist of one loan in the amount of $11.4 million secured by six properties and allocated to each property based on each property's appraised value, and one loan in the amount of $2.1 million on the property held in the tenancy-in-common investment at an interest rate of 3.85% from April 1, 2022 through and until March 31, 2027. Effective April 1, 2027 and through the maturity date of March 31, 2032, the interest rate adjusts to the 5-year Treasury plus 2.5% and is subject to a floor of 3.85%. The Company’s CEO entered into a guarantee agreement pursuant to which he guaranteed the payment obligations under the promissory notes if they become due as a result of certain “bad-boy” provisions, individually and on behalf of the Operating Partnership.

The Company’s President and CEO has personally guaranteed the repayment of the $10.9 million due under the 7-11 - Washington, DC; Starbucks-South Tampa, FL; and Pratt & Whitney-Huntsville, AL loan as well as the $1.3 million loan secured by the Company's Sherwin-Williams - Tampa, FL property. In addition, the Company’s President and CEO has also provided a guarantee of the

Borrower’s nonrecourse carveout liabilities and obligations in favor of the lender for the GSA and PRA Holdings, Inc. - Norfolk, VA mortgage loans ("Bayport loans") with an aggregate principal amount of $12,118,758. During the three and six months ended June 30, 2023, the Company incurred a guarantee fee expense to the Company's CEO of $55,652 and $116,145, respectively, recorded to interest expense. No guarantee fee expense was incurred during the three and six months ended June 30, 2022.

On May 9, 2022, the Operating Partnership amended the current Commitment Letter with American Momentum Bank, by entering into a new commitment letter, to increase the available borrowings under the facility from $25.0 million to $50.0 million to be used for the acquisition of income producing real estate properties under the same terms as provided by the agreement entered into on October 26, 2021. The new Commitment Letter will become effective contingent upon the Company completing a future capital raise of $25.0 million or more, and prior to such time, the current Commitment Letter will remain in place. On September 9, 2022, the Company and AMB combined the prior AMB commitment letters entered into in October 2021 and May 2022 into a single Commitment Letter, and have amended the rate index used for borrowing to be a variable rate equal to the 30-Day CME Term SOFR Rate, plus a margin of 2.40%, adjusted monthly, subject to a floor interest rate of 3.25% per year. All other terms under the prior commitment letters remained materially the same. As of June 30, 2023 and December 31, 2022, the Company did not have an outstanding balance on the facility.

On August 9, 2022 the Company and Operating Partnership entered a Redemption Agreement with a unit holder. As such, the Company recorded an other payable - related party in the amount of $2,912,300 upon execution of the Redemption Agreement entered into July 20, 2022 and made the first and second installment payments of $325,000 each on September 13, 2022 and March 8, 2023, respectively, with a remaining balance of $2,262,300 outstanding as of June 30, 2023.

On October 14, 2022, the Company entered into a loan transaction that is evidenced by a secured non-convertible promissory note to Brown Family Enterprises, LLC, a preferred equity partner and therefore a related party, for $1,500,000 that is due on October 14, 2024, and bears a fixed interest rate of 9%, simple interest. Interest is payable monthly. The loan may be repaid without penalty at any time. The loan is secured by the Operating Partnership’s equity interest in its current direct subsidiaries that hold real estate assets pursuant to the terms of a security agreement between the Operating Partnership and Brown Family Enterprises, LLC.

Minimum required principal payments on the Company’s debt for subsequent years ending December 31 are as follows:

	Mortgage Loans	Other Payable - Related Party	Loan Payable - Related Party	Total as of June 30, 2023
2023 (6 months remaining)	$452,764	$452,460	$-	$905,224
2024	12,427,090	1,809,840	1,500,000	15,736,930
2025	546,280	-	-	546,280
2026	568,514	-	-	568,514
2027	591,656	-	-	591,656
Thereafter	21,032,195	-	-	21,032,195
	$35,618,499	$2,262,300	$1,500,000	$39,380,799

Note 10 – Related Party

As disclosed previously, on August 9, 2022, the Company and Operating Partnership entered a Redemption Agreement with a unit holder. As such, the Company recorded an other payable - related party in the amount of $2,912,299 upon execution of the Redemption Agreement entered into July 20, 2022 and made the first and second installment payments of $325,000 on September 13, 2022 and March 8, 2023 with a remaining balance of $2,262,300 outstanding as of June 30, 2023. Additionally, the Company issued 200,000 shares of common stock at $6.00 per share in accordance with the Redemption Agreement, and recorded the stock at par value of $2,000 with the remaining $1,198,000 to additional paid in capital.

As disclosed previously, on October 14, 2022, the Company entered into a loan transaction that is evidenced by a secured non-convertible promissory note to Brown Family Enterprises, LLC, a preferred equity partner and therefore a related party, for $1,500,000 that is due on October 14, 2024, and bears a fixed interest rate of 9%, simple interest. Interest is payable monthly. The loan may be repaid without penalty at any time. The loan is secured by the Operating Partnership’s equity interest in its current direct subsidiaries that hold real estate assets pursuant to the terms of a security agreement between the Operating Partnership and Brown Family Enterprises, LLC.

As disclosed previously, on November 30, 2020, the Company acquired an approximately 3,500 square foot building from GIP Fund 1, LLC, a related party that was owned 11% by the President and Chairman of the Company. The retail single tenant property (occupied by The Sherwin-Williams Company) in Tampa, Florida was acquired for approximately $1.8 million and was funded with approximately $1.3 million of debt from Valley National Bank and the issuance of 24,309 GIP LP Units valued at $20.00 per unit for purposes of the contribution. Since acquisition, GIP Fund 1, LLC was dissolved and each partner was allocated units to GIP LP pro-rata effectively reducing the President and Chairman of the Company’s ownership to 0.09% as of June 30, 2023.

Note 11 – Tenancy-in-Common Investment

On August 13, 2021, the Company entered into a tenancy-in-common (“TIC”) investment whereby the TIC acquired a 15,288 square foot single tenant property in Rockford, IL for total consideration of approximately $4.5 million. The Company acquired a 36.8% interest in the TIC acquisition with Sunny Ridge HHP, LLC (“Sunny Ridge”) holding the remaining TIC interest. Funding for the Company’s interest was primarily funded through a redeemable non-controlling interest contribution from Richard Hornstrom to one of the Company's subsidiaries for $650,000. The remainder of the purchase price of the property was funded by Sunny Ridge of $1.2 million and debt financing of approximately $2.7 million. Richard Hornstrom owns 50% of Sunny Ridge and also contributed $600,000 of $950,000 redeemable non-controlling interest contribution for the Plant City, FL property.

On April 1, 2022, the TIC refinanced the debt reducing the total debt outstanding to $2.1 million with an interest rate of 3.85% from April 1, 2022 through and until March 31, 2027. Effective April 1, 2027, the interest rate adjusts to the 5-year Treasury plus 2.5% and subject to a floor of 3.85%. The Company’s CEO entered into a guarantee agreement pursuant to which he guaranteed the payment obligations under the promissory note if they become due as a result of certain “bad-boy” provisions, individually and on behalf of the Operating Partnership. The promissory note requires the TIC to maintain a debt service coverage ratio of 1.50:1:00 in addition to a 54% loan to value ratio. As of June 30, 2023, the TIC was in compliance with all covenants.

In conjunction with the refinancing of the debt, the Company contributed $455,888 to the TIC increasing the Company's ownership to 50% interest and reducing Sunny Ridge's interest to 50%. The Rockford, IL property was accounted for under the equity method and as of June 30, 2023 it had a value of $1,247,679.

The condensed income statements for the six months ended June 30, 2023 and 2022 are as follows:

	Three Months ended June 30,		Six Months ended June 30,
	2023	2022	2023	2022
Total revenue	$100,731	$93,139	$193,870	$186,278
Total expenses	$70,714	$64,213	$135,049	$134,137
Operating income	$30,017	$28,926	$58,821	$52,141
Loss on debt extinguishment	$-	$(31,151)	$-	$(31,851)
Net income (loss)	$30,017	$(2,925)	$58,821	$20,290
GIP, LP's Share	$15,009	$(1,462)	$29,411	$7,090

The condensed balance sheets of the tenancy-in-common investment as of June 30, 2023 and December 31, 2022, respectively, are as follows:

	As of June 30,	As of December 31,
	2023	2022
Net real estate investments	$4,444,112	$4,503,120
Deferred rent asset	6,395	7,132
Prepaid expenses	1,318	343
Due from related party	76,735	21,710
Total Assets	$4,528,560	$4,532,305

Accounts payable and accrued expenses	$7,379	$6,738
Prepaid rent	26,681	30,550
Acquired lease intangible liabilities, net	31,845	35,561
Mortgage loan, net of unamortized debt issuance costs	2,080,490	2,088,116
Total Liabilities	$2,146,395	$2,160,965

GIP, LP	$1,247,679	$1,218,268
SUNNY RIDGE MHP, LLC	1,134,486	1,153,072
Total Tenants in Common Equity	$2,382,165	$2,371,340
Total Liabilities and Tenants in Common Equity	$4,528,560	$4,532,305

Note 12 – Subsequent Events

On July 3, 2023, the Company announced that our Board of Directors authorized a distribution of $0.039 per share monthly cash distribution for shareholders of record of our common stock as of July 15, 2023, August 15, 2023, and September 15, 2023. July

distributions were paid on July 31, 2023 and the Company expects to pay August and September distributions on or about August 31, 2023 and September 30, 2023, respectively. The Operating Partnership common unit holders received the same distribution.

On July 21, 2023, the Company, through the Operating Partnership, amended and restated its previously disclosed Secured Promissory Note, dated October 14, 2022, payable to Brown Family Enterprises, LLC (the "Lender"), and the related Security Agreement with the Lender, dated October 14, 2022 (the “Security Agreement”), to reflect an increase in the Note and the loan evidenced thereby (the “Loan”) from $1.5 million to $5.5 million and extend the maturity date thereof from October 14, 2024 to October 14, 2026. Except for the increase in the amount of the Loan and Note and the extension of the maturity date thereof, no changes were made to the original Note and Security Agreement.

Subsequent to June 30, 2023 but before the filing of this Quarterly Report on Form 10-Q, 500 Investor Warrants were exercised on a cashless basis for 10% of the shares of Common Stock underlying the Investor Warrant, as the volume-weighted average trading price of the Company’s shares of Common Stock on Nasdaq was below the then-effective exercise price of the Investor Warrant for 10 consecutive trading days as of the date the Investor Warrants became exercisable. As such, 50 shares of common stock were issued upon exercise.

On August 10, 2023, the Company entered into an Agreement of Purchase and Sale by and among (i) Modiv Inc., a Maryland corporation (“Modiv”), (ii) each entity identified as a “Seller” on the signature page thereto (together with Modiv, the “Seller”), (iii) the Company, and (iv) the Company’s operating partnership, Generation Income Properties, L.P., a Delaware limited partnership (the “Operating Partnership”), pursuant to which, the Company purchased a portfolio of 13 properties from the Seller (the “Portfolio Purchase”) for a purchase price of $42.0 million, excluding estimated transaction costs and expenses of $1.6 million, consisting of $30.0 million in cash and 2,400,000 shares of a new series of preferred stock designated as Series A Redeemable Preferred Stock (the "Series A Preferred Stock") of the Company, par value $0.01 per share.

The Company funded the cash portion of the purchase price and the transaction expenses with a combination of cash on hand, $21.0 million in new secured mortgage debt, and a $12.0 million preferred equity investment by LC2-NNN Pref, LLC, a Florida limited liability company and affiliate of Loci Capital Partners (“LC2”), as summarized below:

•
The Company, through a newly formed subsidiary, GIP13 LLC, entered into a loan agreement with Valley National Bank (the "Lender") in the amount of $21.0 million, which is secured by the 13 properties comprising the Portfolio Purchase, and matures on August 10, 2028. To secure a fixed interest rate on this new debt, the Company entered into an interest rate swap agreement fixing the interest rate to 7.47% based on 1-month SOFR plus 3.25%. The Company’s CEO entered into a guarantee agreement for $7.5 million pursuant to which he guaranteed the payment obligations under the promissory notes if they become due as a result of certain “bad-boy” provisions, individually and on behalf of the Operating Partnership.
•
On August 10, 2023, the Company, through GIP VB SPE, LLC, entered into an Amended and Restated Limited Liability Company Agreement (the “Amended and Restated LLC Agreement”) whereas LC2 purchased a preferred equity interest (the "Preferred Interest") in GIP VB SPE, LLC, providing proceeds of an initial capital contribution of $12.0 million, together with a commitment to make an additional $2.1 million contribution upon the acquisition of the Company's TIC investment. The Preferred Interest has a cumulative accruing distribution preference of 15.5% per year, compounded monthly (the “Preferred Return”), a portion of which in the amount of 5%, compounded monthly, is deemed to be a "Current Preferred Return", and the remainder of which in the amount of 10.5% per annum (compounded monthly) is deemed to be the “Accrued Preferred Return.” The Company must redeem the membership interest by August 10, 2025, with two options to extend for an additional 12 months upon payment of an extension fee and an increased preferred rate of return of 18%. LC2 also received a 1% equity fee at closing and will receive a .5% equity fee upon repayment of the membership interest. LC2 will have approval rights to major decisions as defined by the agreement.

On August 10, 2023, the Company filed Articles Supplementary (the "Articles Supplementary"), with the State Department of Assessments and Taxation of the State of Maryland, to the Company’s Articles of Amendment and Restatement, as amended, classifying and designating 2,400,000 shares of the Company’s authorized capital stock as shares of Series A Redeemable Preferred Stock. The Company issued 2,400,000 shares of Series A Preferred Stock to Modiv on August 10, 2023, to fund a portion of the purchase price of the Portfolio Purchase. As set forth in the Articles Supplementary, the Series A Preferred Stock ranks, with respect to dividend rights and rights upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, senior to all classes or series of the Company’s common stock, par value $0.01 per share (the “Common Stock”). Holders of Series A Preferred Stock, when, as and if authorized by the Company’s board of directors and declared by the Company out of funds legally available for the payment of dividends, are entitled to cumulative cash dividends at the rate of 9.5% per annum of the $5.00 liquidation preference per share, equivalent to a fixed annual amount of $0.475 per share, which shall increase to a rate of 12.0% of the $5.00 liquidation preference per share per annum, equivalent to a fixed annual amount of $0.60 per share, beginning on September 15, 2024. Dividends are payable monthly in arrears on or about the 15th day of each month, beginning on September 15, 2023. Dividends will accrue and be cumulative from and including August 10, 2023, the first date on which shares of the Series A Preferred Stock were issued.

From the date of issuance until March 15, 2024, the Series A Preferred Stock will be redeemable at the Company’s option for either (i) cash, in whole or in part, at a price per share equal to the $5.00 liquidation preference, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed (the “Cash Redemption Price”) or (ii) subject to the Company’s satisfaction of certain conditions, a number of shares of Common Stock, in whole only and not in part, equal to the Cash Redemption Price, divided by the share price of the Common Stock as measured by the product of (a) the 60-day volume weighted average price (“VWAP”) from the date immediately preceding the redemption date and (b) 110%. The maximum number of shares of Common Stock that shall be required to redeem the shares of Series A Preferred Stock in full shall not exceed 3,000,000 shares of Common Stock (the “Ceiling”) and the minimum number of shares of Common Stock that shall be required to redeem the shares of Series A Preferred Stock in full shall be no less than 2,200,000 shares (the “Floor”); provided that the Ceiling will not apply if at any time after August 10, 2023, and before redemption of the Series A Preferred Stock, the Company fails to pay a monthly dividend on the Common Stock or reduces, or announces its intent to reduce, the monthly dividend paid on shares of Common Stock to a rate lower than $0.039 per share per month. Each of the Floor and the Ceiling is subject to proportionate adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions, reclassifications or combinations with respect to the Common Stock as described in the Articles Supplementary.

In addition, the Company’s right to redeem the Series A Preferred Stock for shares of Common Stock is conditioned upon the Company obtaining the approval of its stockholders for the issuance of such Common Stock, as required by the rules of The Nasdaq Stock Market ("Nasdaq"); such shares of Common Stock being listed on Nasdaq; and the SEC having declared a registration statement effective registering the distribution of such Common Stock by Modiv to its stockholders and/or the resale of such Common Stock by Modiv.

After March 15, 2024, the Company may only redeem the Series A Preferred Stock for the Cash Redemption Price, unless Modiv agrees, in its sole and absolute discretion, to a redemption of the Series A Preferred Stock for shares of Common Stock, on terms acceptable to Modiv.

The Company shall redeem the Series A Preferred Stock for an amount equal to the Cash Redemption Price, upon the delisting of the Common Stock from Nasdaq.

In the event of a Change of Control (as defined in the Articles Supplementary) of the Company, the Company shall redeem the Series A Preferred Stock, at the option of Modiv, for either (a) cash, in an amount equal to the Cash Redemption Price, (b) a number of shares of Common Stock equal to the Cash Redemption Price divided by the price per share of the Common Stock as measured by the VWAP of the Common Stock for the 60 trading days immediately preceding the date of the announcement of such Change of Control (the “Change of Control Share Redemption Consideration”) or (c) the kind and amount of consideration which Modiv would have owned or been entitled to receive had it held a number of shares of Common Stock equal to the Change of Control Share Redemption Consideration immediately prior to the effective time of the Change of Control.

Concurrent with the closing of the Portfolio Purchase as described above, the Company entered into certain redemption agreements for the following redeemable non-controlling interests in certain special purpose entities that own properties:

•
On August 8, 2023, the Company and the Brown Family Trust entered into an agreement to redeem Brown Family Trust's preferred equity interest of $500,000 and a deferred distribution of $1,250 paid on August 10, 2023.
•
On August 8, 2023, the Company and Irby Prop Partners entered into an agreement to redeem Irby Prop Partners' preferred equity interests of $950,000 and a deferred distribution of $90,070 paid on August 10, 2023.
•
On August 8, 2023, the Company and Richard Hornstrom entered into an agreement to redeem Richard Hornstrom's preferred equity interest of $650,000 and a deferred distribution of $57,780 paid on August 10, 2023.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Note Regarding Forward‑Looking Statements

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements contained herein. When used in this report, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Actual results, performance or achievements could differ materially from the results expressed in, or implied by these forward-looking statements. Readers should be aware of important factors that, in some cases, have affected, and in the future could affect, actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the

Company. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the risk factors listed from time to time in our reports with the Securities and Exchange Commission, including, in particular, those set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

In this Quarterly Report on Form 10-Q, references to the “Company,” “we,” “us,” “our” or similar terms refer to Generation Income Properties, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Generation Income Properties, L.P., a Delaware limited partnership, which we refer to as our operating partnership (the “Operating Partnership”). As used in this Quarterly Report, an affiliate, or person affiliated with a specified person, is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Overview

We are an internally managed, Maryland corporation focused on acquiring retail, office and industrial real estate located in major U.S. markets. We initiated operations during the year ended December 31, 2015 and have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2021. Substantially all of the Company’s assets are held by, and operations are conducted through, the Operating Partnership and the Operating Partnership’s direct and indirect subsidiaries. The Company is the general partner of the Operating Partnership and as of June 30, 2023 owned 90% of the outstanding common units of the Operating Partnership. The Company formed a Maryland entity GIP REIT OP Limited LLC in 2018 that owns 0.002% of the Operating Partnership.

Public Offering and Nasdaq Listing

In September 2021, the Company closed an underwritten public offering of 1,665,000 units at a price to the public of $10 per unit generating net proceeds of $13.8 million including issuance costs incurred during the years ended December 31, 2021 and 2020. Each unit consisted of one share of common stock and one warrant to purchase one share of common stock at an exercise price equal to $10 per share. The common stock and warrants included in the units (which were separated into one share of common stock and one warrant) currently trade on the Nasdaq Capital Market (“Nasdaq”) under the symbols “GIPR” and “GIPRW,” respectively.

Our Investments

The following are characteristics of our properties as of June 30, 2023:

•
Creditworthy Tenants. Approximately 62% of our portfolio’s annualized base rent ("ABR") as of June 30, 2023 was derived from tenants that have (or whose parent company has) an investment grade credit rating from a recognized credit rating agency of “BBB-” or better. Our largest tenants are the General Service Administration, PRA Holdings, Inc., Pratt and Whitney, and Kohl’s Corporation and contributed approximately 66% of our portfolio’s annualized base rent.
•
Percent Leased. Our portfolio is 93% leased and occupied.
•
Contractual Rent Growth. Approximately 87% of the leases in our current portfolio (based on ABR as of June 30, 2023) provide for increases in contractual base rent during future years of the current term or during the lease extension periods.
•
Average Effective Annual Rental per Square Foot. Average effective annual rental per square foot is $15.05.

Given the nature of our leases, our tenants either pay the realty taxes directly or reimburse us for such costs. We believe all of our properties are adequately covered by insurance.

The table below presents an overview of the properties in our portfolio as of June 30, 2023:

Property Type	Location	Rentable Square Feet	Tenant	S&P Credit Rating (1)	Remaining Term (Yrs)	Options (Number x Yrs)	Contractual Rent Escalations (6)	ABR (2)	ABR per Sq. Ft.
Retail	Washington, D.C	3,000	7-Eleven Corporation	A	2.8	2 x 5	Yes	$129,804	$43.27
Retail	Tampa, FL	2,200	Starbucks Corporation	BBB+	4.7	4 x 5	Yes	$200,750	$91.25
Industrial	Huntsville, AL	59,091	Pratt & Whitney Automation, Inc. (5)	A-	0.6	N/A	N/A	$684,996	$11.59
Office	Norfolk, VA	49,902	General Services Administration-Navy	AA+	5.2	N/A	Yes	$926,923	$18.57
Office	Norfolk, VA	22,247	Vacant	N/A	-	N/A	N/A	$-	$-
Office	Norfolk, VA	34,847	PRA Holdings, Inc. (3)	BB	4.2	1 x 5	Yes	$765,136	$21.96
Retail	Tampa, FL	3,500	Sherwin Williams Company	BBB	5.1	5 x 5	Yes	$126,788	$36.23
Office	Manteo, NC	7,543	General Services Administration-FBI	AA+	5.6	1 x 5	Yes	$161,346	$21.39
Office	Plant City, FL	7,826	Irby Construction	BBB-	1.5	2 x 5	Yes	$170,865	$21.83
Retail	Grand Junction, CO	30,701	Best Buy Co., Inc.	BBB+	3.8	1 x 5	Yes	$353,061	$11.50
Medical-Retail	Chicago, IL	10,947	Fresenius Medical Care Holdings, Inc.	BBB-	3.3	2 x 5	Yes	$228,902	$20.91
Retail	Tampa, FL	2,642	Starbucks Corporation	BBB+	3.7	2 x 5	Yes	$148,216	$56.10
Retail	Tucson, AZ	88,408	Kohl's Corporation	BB+	6.6	7 x 5	Yes	$823,962	$9.32
Tenants - Consolidated Properties		322,854						$4,720,749	$14.62
Retail (4)	Rockford, IL	15,288	La-Z-Boy Inc.	Not Rated	4.3	4 x 5	Yes	$366,600	$23.98
Tenants - All Properties		338,142						$5,087,349	$15.05

(1)
Tenant, or tenant parent, rated entity.
(2)
Annualized cash base rental income in place as of June 30, 2023. Our leases do not include tenant concessions or abatements.
(3)
Tenant has the right to terminate the lease on August 31, 2024 subject to certain conditions.
(4)
The Company’s pro-rata share is 50% of the tenancy-in-common investment.
(5)
Tenant has elected the right to terminate the lease on January 31, 2024 upon payment of a termination fee due January 31, 2024.
(6)
Includes rent escalations available from lease renewal options.

Distributions

From inception through June 30, 2023, we have distributed approximately $3,259,225 to common stockholders.

Recent Developments

On July 3, 2023, we announced that our Board of Directors authorized a distribution of $0.039 per share monthly cash distribution for shareholders of record of our common stock as of July 15, 2023, August 15, 2023, and September 15, 2023. July distributions were paid on July 31, 2023 and we expect to pay August and September distributions on or about August 30, 2023 and September 30, 2023, respectively. The Operating Partnership common unit holders received the same distribution.

Subsequent to June 30, 2023 but before the filing of this Quarterly Report on Form 10-Q, 500 Investor Warrants were exercised on a cashless basis for 10% of the shares of Common Stock underlying the Investor Warrant, as the volume-weighted average trading price of the Company’s shares of Common Stock on Nasdaq was below the then-effective exercise price of the Investor Warrant for 10 consecutive trading days as of the date the Investor Warrants became exercisable. As such, 50 shares of common stock were issued upon exercise.

On July 3, 2023, we announced that our Board of Directors authorized a distribution of $0.039 per share monthly cash distribution for shareholders of record of our common stock as of July 15, 2023, August 15, 2023, and September 15, 2023. July distributions were paid on July 31, 2023 and we expect to pay August and September distributions on or about August 31, 2023 and September 30, 2023, respectively. The Operating Partnership common unit holders received the same distribution.

On July 21, 2023, we, through the Operating Partnership, amended and restated its previously disclosed Secured Promissory Note, dated October 14, 2022, payable to Brown Family Enterprises, LLC (the "Lender"), and the related Security Agreement with the Lender, dated October 14, 2022 (the “Security Agreement”), to reflect an increase in the Note and the loan evidenced thereby (the “Loan”) from $1.5 million to $5.5 million and extend the maturity date thereof from October 14, 2024 to October 14, 2026. Except for the increase in the amount of the Loan and Note and the extension of the maturity date thereof, no changes were made to the original Note and Security Agreement.

Subsequent to June 30, 2023 but before the filing of this Quarterly Report on Form 10-Q, 500 Investor Warrants were exercised on a cashless basis for 10% of the shares of Common Stock underlying the Investor Warrant, as the volume-weighted average trading price of our shares of Common Stock on Nasdaq was below the then-effective exercise price of the Investor Warrant for 10 consecutive trading days as of the date the Investor Warrants became exercisable. As such, 50 shares of common stock were issued upon exercise.

On August 10, 2023, we entered into an Agreement of Purchase and Sale by and among (i) Modiv Inc., a Maryland corporation (“Modiv”), (ii) each entity identified as a “Seller” on the signature page thereto (together with Modiv, the “Seller”), (iii) us, and (iv) the Operating Partnership pursuant to which we purchased a portfolio of 13 properties from the Seller (the “Portfolio Purchase”) for a purchase price of $42.0 million, excluding estimated transaction costs and expenses of $1.6 million, consisting of $30.0 million in cash and 2,400,000 shares of a new series of preferred stock designated as Series A Redeemable Preferred Stock (the "Series A Preferred Stock"), par value $0.01 per share.

We funded the cash portion of the purchase price and the transaction expenses with a combination of cash on hand, $21.0 million in new secured mortgage debt, and a $12.0 million preferred equity investment by LC2-NNN Pref, LLC, a Florida limited liability company and affiliate of Loci Capital Partners (“LC2”), as summarized below:

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We, through a newly formed subsidiary, GIP13 LLC, entered into a loan agreement with Valley National Bank (the "Lender") in the amount of $21.0 million, which is secured by the 13 properties comprising the Portfolio Purchase, and matures on August 10, 2028. To secure a fixed interest rate on this new debt, we entered into an interest rate swap agreement fixing the interest rate to 7.47% based on 1-month SOFR plus 3.25%. Our Chief Executive Officer, David Sobelman, entered into a guarantee agreement for $7.5 million pursuant to which he guaranteed the payment obligations under the promissory notes if they become due as a result of certain “bad-boy” provisions, individually and on behalf of the Operating Partnership.
•
On August 10, 2023, we, through GIP VB SPE, LLC, entered into an Amended and Restated Limited Liability Company Agreement (the “Amended and Restated LLC Agreement”) whereas LC2 purchased a preferred equity interest (the "Preferred Interest") in GIP VB SPE, LLC, providing proceeds of an initial capital contribution of $12.0 million, together with a commitment to make an additional $2.1 million contribution upon the acquisition of our tenant-in-common investment. The Preferred Interest has a cumulative accruing distribution preference of 15.5% per year, compounded monthly (the “Preferred Return”), a portion of which in the amount of 5%, compounded monthly, is deemed to be a "Current Preferred Return", and the remainder of which in the amount of 10.5% per annum (compounded monthly) is deemed to be the “Accrued Preferred Return.” We must redeem the membership interest by August 10, 2025, with two options to extend for an additional 12 months upon payment of an extension fee and an increased preferred rate of return of 18%. LC2 also received a 1% equity fee at closing and will receive a .5% equity fee upon repayment of the membership interest. LC2 will have approval rights to major decisions as defined by the agreement.

On August 10, 2023, we filed Articles Supplementary (the "Articles Supplementary"), with the State Department of Assessments and Taxation of the State of Maryland, to our Articles of Amendment and Restatement, as amended, classifying and designating 2,400,000 shares of our authorized capital stock as shares of Series A Redeemable Preferred Stock. We issued 2,400,000 shares of Series A Preferred Stock to Modiv on August 10, 2023, to fund a portion of the purchase price of the Portfolio Purchase. As set forth in the Articles Supplementary, the Series A Preferred Stock ranks, with respect to dividend rights and rights upon our voluntary or involuntary liquidation, dissolution or winding up, senior to all classes or series of our common stock, par value $0.01 per share (the “Common Stock”). Holders of Series A Preferred Stock, when, as and if authorized by our board of directors and declared by us out of funds legally available for the payment of dividends, are entitled to cumulative cash dividends at the rate of 9.5% per annum of the $5.00 liquidation preference per share, equivalent to a fixed annual amount of $0.475 per share, which shall increase to a rate of 12.0% of the $5.00 liquidation preference per share per annum, equivalent to a fixed annual amount of $0.60 per share, beginning on September 15, 2024. Dividends are payable monthly in arrears on or about the 15th day of each month, beginning on September 15, 2023. Dividends will accrue and be cumulative from and including August 10, 2023, the first date on which shares of the Series A Preferred Stock were issued.

From the date of issuance until March 15, 2024, the Series A Preferred Stock will be redeemable at our option for either (i) cash, in whole or in part, at a price per share equal to the $5.00 liquidation preference, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed (the “Cash Redemption Price”) or (ii) subject to our satisfaction of certain conditions, a number of shares of Common Stock, in whole only and not in part, equal to the Cash Redemption Price, divided by the share price of the Common Stock as measured by the product of (a) the 60-day volume weighted average price (“VWAP”) from the date immediately preceding the redemption date and (b) 110%. The maximum number of shares of Common Stock that shall be required to redeem the shares of Series A Preferred Stock in full shall not exceed 3,000,000 shares of Common Stock (the “Ceiling”) and the minimum number of shares of Common Stock that shall be required to redeem the shares of Series A Preferred Stock in full shall be no less than 2,200,000 shares (the “Floor”); provided that the Ceiling will not apply if at any time after August 10, 2023, and before redemption of the Series A Preferred Stock, we fail to pay a monthly dividend on the Common Stock or reduces, or announces its intent to reduce, the monthly dividend paid on shares of Common Stock to a rate lower than $0.039 per share per month. Each of the Floor and the Ceiling is subject to proportionate adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions, reclassifications or combinations with respect to the Common Stock as described in the Articles Supplementary.

In addition, our right to redeem the Series A Preferred Stock for shares of Common Stock is conditioned upon our obtaining the approval of its stockholders for the issuance of such Common Stock, as required by the rules of The Nasdaq Stock Market ("Nasdaq"); such shares of Common Stock being listed on Nasdaq; and the SEC having declared a registration statement effective registering the distribution of such Common Stock by Modiv to its stockholders and/or the resale of such Common Stock by Modiv.

After March 15, 2024, we may only redeem the Series A Preferred Stock for the Cash Redemption Price, unless Modiv agrees, in its sole and absolute discretion, to a redemption of the Series A Preferred Stock for shares of Common Stock, on terms acceptable to Modiv.

We shall redeem the Series A Preferred Stock for an amount equal to the Cash Redemption Price, upon the delisting of the Common Stock from Nasdaq.

In the event of a Change of Control (as defined in the Articles Supplementary), we shall redeem the Series A Preferred Stock, at the option of Modiv, for either (a) cash, in an amount equal to the Cash Redemption Price, (b) a number of shares of Common Stock equal to the Cash Redemption Price divided by the price per share of the Common Stock as measured by the VWAP of the Common Stock for the 60 trading days immediately preceding the date of the announcement of such Change of Control (the “Change of Control Share Redemption Consideration”) or (c) the kind and amount of consideration which Modiv would have owned or been entitled to receive had it held a number of shares of Common Stock equal to the Change of Control Share Redemption Consideration immediately prior to the effective time of the Change of Control.

Concurrent with the closing of the Portfolio Purchase as described above, we entered into certain redemption agreements for the following redeemable non-controlling interests in certain special purpose entities that own properties:

•
On August 8, 2023, we and the Brown Family Trust entered into an agreement to redeem Brown Family Trust's preferred equity interest of $500,000 and a deferred distribution of $1,250 paid on August 10, 2023.
•
On August 8, 2023, we and Irby Prop Partners entered into an agreement to redeem Irby Prop Partners' preferred equity interests of $950,000 and a deferred distribution of $90,070 paid on August 10, 2023.
•
On August 8, 2023, we and Richard Hornstrom entered into an agreement to redeem Richard Hornstrom's preferred equity interest of $650,000 and a deferred distribution of $57,780 paid on August 10, 2023.

Results of Operations

Operating results for the three months ended June 30, 2023 compared to the three months ended June 30, 2022:

Revenue

During the three months ended June 30, 2023, total revenue from operations was $1,328,878 as compared to $1,379,103 for the three months ended June 30, 2022. Revenue decreased by $50,225 primarily due to the move out of one tenant in January 2023.

Operating Expenses

During the three months ended June 30, 2023, we incurred total operating expenses of $1,986,715 as compared to $2,042,938 for the three months ended June 30, 2022, a decrease of $56,223 as per below.

	Three Months Ended June 30,
	2023	2022	Change
General and administrative expense	$358,989	$472,736	$(113,747)
Building expenses	320,255	325,201	(4,946)
Depreciation and amortization	558,001	558,676	(675)
Interest expense, net	466,751	375,627	91,124
Compensation costs	282,719	310,698	(27,979)
Total expenses	$1,986,715	$2,042,938	$(56,223)
•
General, administrative and organizational costs decreased by $113,747 due to the reduction in legal expenses for corporate matters.
•
Building expenses and Depreciation and amortization are consistent with prior year as expected with no acquisition activity since March 2022.

•
Interest expense, net increased by $91,124 primarily due to the guarantee fee expense incurred. No guarantee fee expense was incurred during the three months ended June 30, 2022.
•
Compensation costs decreased by $27,979 primarily due to the reduction in stock compensation being partially offset by increases in salaries and bonuses.

Other expenses

•
During the three months ended June 30, 2023 and 2022, we incurred $109,569 and $107,371, respectively, in dead deal expense related to acquisition costs incurred in from assets we are no longer pursuing for acquisition.
•
During the three months ended June 30, 2022, we incurred a loss on debt extinguishment of $144,029 related to the write off of unamortized debt issuance costs previously incurred on mortgage loans that were refinanced in addition to a prepayment penalty incurred of $21,000.

Net loss

During the three months ended June 30, 2023 and 2022, we generated a net loss of $752,397 and $916,697, respectively.

Net income attributable to non-controlling interests

During the three months ended June 30, 2023 and 2022, net income attributable to non-controlling interest was $129,065 and $130,181, respectively. The variance is attributable to a decrease in the Operating Partnership unit holders who have redeemed their interest in 2022 and 2023 offset by an increase from additional redeemable non-controlling interests issued.

Net loss attributable to common shareholders

During the three months ended June 30, 2023 and 2022, we generated a net loss attributable to our shareholders of $881,462 and $1,046,878, respectively.

Operating results for the six months ended June 30, 2023 compared to the six months ended June 30, 2022:

Revenue

During the six months ended June 30, 2023, total revenue from operations was $2,665,917 as compared to $2,561,038 for the six months ended June 30, 2022. Revenue increased by the acquisition of three properties in the first quarter of 2022 offset by a decrease in rental income due to the move out of one tenant in January 2023.

Operating Expenses

During the six months ended June 30, 2023, we incurred total operating expenses of $4,022,509 as compared to $3,678,938 for the six months ended June 30, 2023, an increase of $343,571 as per below.

	Six Months Ended June 30,
	2023	2022	Change
General, administrative and organizational costs	$703,136	$814,416	$(111,280)
Building expenses	633,855	578,592	55,263
Depreciation and amortization	1,115,551	989,569	125,982
Interest expense, net	935,961	705,921	230,040
Compensation costs	634,006	590,440	43,566
Total expenses	$4,022,509	$3,678,938	$343,571
•
General, administrative and organizational costs decreased by $111,280 due to the reduction in legal expenses for corporate matters.
•
Building expenses increased by $55,263 primarily related to an increase in ground lease expense from a property acquired in March 2022.
•
Depreciation and amortization increased by $125,982 due to the additional depreciation and amortization expense from the acquisition of three properties in the first quarter of 2022.
•
Interest expense, net increased by $230,040 due to interest on the mortgage loans from the acquisition of three additional properties in the first quarter of 2022 offset by the reduction in interest expense due from the mortgage loans refinanced in April 2022. The additional increase is attributable to the guarantee fee expense paid to the Company's CEO. No guarantee fee expense was incurred during the six months ended June 30, 2022.
•
Compensation costs increased by $43,566 primarily due to increases in salaries and bonuses partially offset by reduction in stock compensation.

Other expenses

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During the six months ended June 30, 2023, we accrued $506,000 relating to the potential reimbursement of federal, state and local income taxes incurred by a remaining partner in one of our partnerships pursuant to a tax protection agreement.
•
During the six months ended June 30, 2023 and 2022, we incurred $109,569 and $107,371, respectively, in dead deal expense related to acquisition costs incurred in from assets we are no longer pursuing for acquisition.
•
During the six months ended June 30, 2022, we incurred a loss on debt extinguishment of $144,029 related to the write off of unamortized debt issuance costs previously incurred on mortgage loans that were refinanced in addition to a prepayment penalty incurred of $21,000.

Net loss

During the six months ended June 30, 2023 and 2022, we generated a net loss of $1,942,750 and $1,362,210, respectively.

Net income attributable to non-controlling interests

During the six months ended June 30, 2023 and 2022, net income attributable to non-controlling interest was $256,279 and $260,144, respectively. The variance is attributable to a decrease in the Operating Partnership unit holders who have redeemed their interest in 2022 and 2023 offset by an increase from additional redeemable non-controlling interests issued.

Net loss attributable to common shareholders

During the six months ended June 30, 2023 and 2022, we generated a net loss attributable to our shareholders of $2,199,029 and $1,622,354, respectively.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from offerings of our equity securities, cash flow from operations and borrowings under credit facilities. As of June 30, 2023, we had total cash (unrestricted and restricted) of $2,139,892, properties with a gross cost basis of $56,719,367 and outstanding mortgage loans with a principal balance of $35,618,499.

In September 2021, we closed an underwritten public offering of 1,665,000 units at a price to the public of $10 per unit generating net proceeds of $13.8 million including issuance costs incurred during the years ended December 31, 2021 and 2020.

On October 26, 2021, we entered into a Commitment Letter with American Momentum Bank (the “Lender”) for a $25 million master commitment credit facility (the “Facility”) to be used for the acquisition of income producing real estate properties. Borrowings under the Facility will accrue interest at a variable rate equal to the Wall Street Journal Prime rate, adjusted monthly, subject to a floor interest rate of 3.25% per year. On May 9, 2022, we amended the Facility with the Lender, by entering into a new Facility, to increase the available borrowings from $25.0 million to $50.0 million to be used for the acquisition of income producing real estate properties under the same terms as provided by the agreement entered into on October 26, 2021. The new Commitment Letter will become effective contingent upon the Company completing a future capital raise of $25.0 million or more, and prior to such time, the current Commitment Letter will remain in place. On September 9, 2022, we and the Lender combined the prior commitment letters entered into in October 2021 and May 2022 into a single Commitment Letter, and have amended the rate index used for borrowing to be a variable rate equal to the 30-Day CME Term SOFR Rate, plus a margin of 2.40%, adjusted monthly, subject to a floor interest rate of 3.25% per year. All other terms under the prior commitment letters remained materially the same. As of June 30, 2023 and December 31, 2022, we did not have an outstanding balance on the Facility.

On April 1, 2022, we entered into two mortgage loan agreements with an aggregate balance of $13.5 million to refinance seven of our properties. The loan agreements consist of one loan in the amount of $11.4 million secured by six properties and allocated to each property based on each property's appraised value, and one loan in the amount of $2.1 million on the property held in the tenancy-in-common investment at an interest rate of 3.85% from April 1, 2022 through and until March 31, 2027. Effective April 1, 2027 and through the maturity date of March 31, 2032, the interest rate adjusts to the 5-year Treasury plus 2.5% and is subject to a floor of 3.85%. Our CEO entered into a guarantee agreement pursuant to which he guaranteed the payment obligations under the promissory notes if they become due as a result of certain “bad-boy” provisions, individually and on behalf of the Operating Partnership.

Our President and CEO has also personally guaranteed the repayment of the $10.9 million due under the 7-11 - Washington, DC; Starbucks-South Tampa, FL; and Pratt & Whitney-Huntsville, AL loan as well as the $1.3 million loan secured by the Company's Sherwin-Williams - Tampa, FL property. In addition, our President and CEO has also provided a guaranty of the Borrower’s nonrecourse carveout liabilities and obligations in favor of the lender for the GSA and PRA Holdings, Inc. - Norfolk, VA mortgage loans ("Bayport loans") with an aggregate principal amount of $12,118,758.

During the six months ended June 30, 2023, we incurred a guarantee fee expense to our President and CEO of $116,145 recorded to interest expense. No guarantee fee expense was incurred during the six months ended June 30, 2022.

On August 9, 2022, we entered a Redemption Agreement with a unit holder. As such, we recorded an other payable - related party in the amount of $2,912,300 upon execution of the Redemption Agreement entered into July 20, 2022 and made the first and second installment payments of $325,000 each on September 13, 2022 and March 8, 2023, respectively, with a remaining balance of $2,262,300 outstanding as of June 30, 2023.

On October 14, 2022, we entered into a loan transaction that is evidenced by a secured non-convertible promissory note to Brown Family Enterprises, LLC, a preferred equity partner and therefore a related party, for $1.5 million that is due on October 14, 2024, and bears a fixed interest rate of 9%, simple interest. Interest is payable monthly. The loan may be repaid without penalty at any time. The loan is secured by the Operating Partnership’s equity interest in its current direct subsidiaries that hold real estate assets pursuant to the terms of a security agreement between the Operating Partnership and Brown Family Enterprises, LLC. On July 21, 2023, we amended and restated the loan and the related security agreement with Brown Family Enterprises, LLC to reflect an increase in the note and the loan evidenced thereby from $1.5 million to $5.5 million and extend the maturity date thereof from October 14, 2024 to October 14, 2026. Except for the increase in the amount of the loan and note and the extension of the maturity date thereof, no changes were made to the original note and security agreement.

We currently obtain the capital required to primarily invest in and manage a diversified portfolio of commercial net lease real estate investments and conduct our operations from the proceeds of equity offerings, debt financings, preferred minority interest obtained from third parties, issuance of Operating Partnership units and from any undistributed funds from our operations.

We anticipate that our current cash on hand and availability under the Facility combined with the revenue generated from investment properties and proceeds from debt arrangements will provide sufficient liquidity to meet future funding commitments for at least the next 12 months from the date the financial statements are issued.

As of June 30, 2023 and December 31, 2022, we had total current liabilities which consists of accounts payable, accrued expenses, and insurance payable of $1,367,664 and $714,354, respectively.

Outstanding mortgage loans payable consisted of the following as of June 30, 2023 and December 31, 2022, respectively:

Mortgage Loans Secured By (Tenant-Location)	Original Loan Amount		Interest Rate		Maturity Date	2023	2022	Debt Service Coverage Ratios ("DSCR") Required
7-11 - Washington, DC; Starbucks-South Tampa, FL; and Pratt & Whitney-Huntsville, Alabama	$11,287,500	(a)	4.17%		3/6/2030	$10,857,962	$10,957,829	1.25
GSA - Norfolk, Virginia	8,260,000		3.50%		9/30/2024	7,472,367	7,578,304	1.25
PRA Holdings, Inc. - Norfolk, Virginia	5,216,749		3.50%		10/23/2024	4,646,391	4,728,462	1.25
Sherwin-Williams - Tampa, Florida	1,286,664		3.72%	(b)	8/10/2028	1,286,664	1,286,664	1.20
GSA - Manteo, North Carolina	928,728	(c)	3.85%	(d)	3/31/2032	925,071	928,728	1.50
Irby Construction - Plant City , Florida	928,728	(c)	3.85%	(d)	3/31/2032	925,071	928,728	1.50
Best Buy - Grand Junction, Colorado	2,552,644	(c)	3.85%	(d)	3/31/2032	2,542,594	2,552,644	1.50
Fresenius - Chicago, Illinois	1,727,108	(c)	3.85%	(d)	3/31/2032	1,720,308	1,727,108	1.50
Starbucks - North Tampa, Florida	1,298,047	(c)	3.85%	(d)	3/31/2032	1,292,936	1,298,047	1.50
Kohls - Tucson, Arizona	3,964,745	(c)	3.85%	(d)	3/31/2032	3,949,135	3,964,745	1.50
	$37,450,913					$35,618,499	$35,951,259
Less Debt Issuance Costs, net						(659,651)	(717,381)
						$34,958,848	$35,233,878

(a) Loan subject to prepayment penalty

(b) Fixed via interest rate swap

(c) One loan in the amount of $11.4 million secured by six properties and allocated to each property based on each property's appraised value.

(d) Adjustment effective April 1, 2027 equal to 5-year Treasury plus 2.5% and subject to a floor of 3.85%

We amortized debt issuance costs during the three months ended June 30, 2023 and 2022 to interest expense of $28,865 and $27,933, respectively. We amortized debt issuance costs during the six months ended June 30, 2023 and 2022 to interest expense of $57,730 and $61,606, respectively. We did not pay any debt issuance costs during the three and six months ended June 30, 2023. During the three and six months ended June 30, 2022, we incurred $275,554 and $354,432 of debt issuance costs, respectively.

Each promissory note requires us to maintain certain debt service coverage ratios as noted above. In addition, one mortgage loan, encumbered by six properties and requiring a 1.50 DSCR, requires us to maintain a 54% loan to fair market stabilized value ratio. Fair market stabilized value shall be determined by the lender by reference to acceptable guides and indices or appraisals from time to time at its discretion. As of June 30, 2023, we were in compliance with all covenants.

Minimum required principal payments on our debt as of June 30, 2023 are as follows:

	Mortgage Loans	Other Payable - Related Party	Loan Payable - Related Party	Total as of June 30, 2023
2023 (6 months remaining)	$452,764	$452,460	$-	$905,224
2024	12,427,090	1,809,840	1,500,000	15,736,930
2025	546,280	-	-	546,280
2026	568,514	-	-	568,514
2027	591,656	-	-	591,656
Thereafter	21,032,195	-	-	21,032,195
	$35,618,499	$2,262,300	$1,500,000	$39,380,799

On February 8, 2023, we entered into new Amended and Restated Limited Liability Company Agreements for the Norfolk, Virginia properties, GIPVA 2510 Walmer Ave, LLC ("GIPVA 2510") and GIPVA 130 Corporate Blvd, LLC ("GIPVA 130"), in which we, as the sole member of GIPVA 2510 and GIPVA 130, admitted a new preferred member, Brown Family Enterprises, LLC, through the issuance of preferred membership interests in the form of Class A Preferred Units of GIPVA 2510 and GIPVA 130. GIPVA 2510 and GIPVA 130 (the “Virginia SPEs”) hold our Norfolk, Virginia properties. In addition, both of the Virginia SPEs and Brown Family Enterprises, LLC entered into Unit Purchase Agreements in which GIPVA 2510 issued and sold 180,000 Class A Preferred Units at a price of $10.00 per unit for an aggregate price of $1,800,000, and GIPVA 130 issued and sold 120,000 Class A Preferred Units at a price of $10.00 per unit for an aggregate price of $1,200,000. The Operating Partnership is the general manager of the subsidiary while Brown Family Enterprises, LLC is a preferred equity member. Pursuant to the agreement, we are required to pay the preferred equity member a 7% IRR paid on a monthly basis and will share in 16% of the equity in each of the Virginia SPEs upon a capital transaction resulting in distributable proceeds. After 24 months, Brown Family Enterprises, LLC has the right to redeem the preferred equity at redemption value. Because of the redemption right, the non-controlling interest is presented as temporary equity at an aggregated redemption value of $3,000,000 as of June 30, 2023.

The primary objective of our financing strategy is to maintain financial flexibility using retained cash flows, long-term debt and common and perpetual preferred stock to finance our growth. We intend to have a lower-leveraged portfolio over the long-term after we have acquired an initial substantial portfolio of diversified investments. During the period when we are acquiring our current portfolio, we will employ greater leverage on individual assets (that will also result in greater leverage of the current portfolio) in order to quickly build a diversified portfolio of assets.

Cash from Operating Activities

Net cash used in operating activities was $528,151 and $127,247 for the six months ended June 30, 2023 and 2022, respectively. The change is primarily due to an increase in depreciation and amortization and prepaid expenses offset by a decrease in accounts payable and accrued expenses.

Cash from Investing Activities

Net cash used in investing activities was $188,854 and $13,161,569 during the six months ended June 30, 2023 and 2022, respectively. The increase is primarily due to the purchase of three properties in addition to purchasing an additional interest in our investment in tenancy in common during the six months ended June 30, 2022.

Cash from Financing Activities

Net cash used in financing activities was $896,099 during the six months ended June 30, 2023 and net cash provided by financing activities was $6,348,405 during the six months ended June 30, 2023. The change is primarily related to the mortgage loan borrowings to acquire three additional properties during the first quarter of 2022 offset by the redemption of redeemable non-controlling interest and debt issuance costs incurred related to the mortgage loans refinancing in April 2022.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Non-GAAP Financial Measures

Our reported results are presented in accordance with U.S. generally accepted accounting principles (“GAAP”). We also disclose funds from operations ("FFO"), adjusted funds from operations ("AFFO"), core funds from operations ("Core FFO") and core adjusted funds of operations ("Core AFFO") all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and related measures do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income or loss as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as GAAP net income or loss adjusted to exclude non-recurring or extraordinary items (as defined by GAAP), net gains from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets, and real estate related depreciation and amortization, including the pro rata share of such adjustments of unconsolidated subsidiaries. We then adjust FFO for non-cash revenues and expenses such as amortization of deferred financing costs, above and below market lease intangible amortization, straight line rent adjustment where the Company is both the lessor and lessee, and non-cash stock compensation to calculate Core AFFO.

FFO is used by management, investors, and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies. We believe that Core FFO and Core AFFO are useful measures for management and investors because they further remove the effect of non-cash expenses and certain other expenses that are not directly related to real estate operations. We use each as measures of our performance when we formulate corporate goals.

As FFO excludes depreciation and amortization, gains and losses from property dispositions that are available for distribution to stockholders and non-recurring or extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses and interest costs, providing a perspective not immediately apparent from net income or loss. However, FFO should not be viewed as an alternative measure of our operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties which could be significant economic costs and could materially impact our results from operations. Additionally, FFO does not reflect distributions paid to redeemable non-controlling interests.

The following tables reconcile net income (net loss), which we believe is the most comparable GAAP measure, to FFO, Core FFO, AFFO and Core AFFO:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022		2023	2022

Net loss	$(752,397)	$(916,697)		$(1,942,750)	$(1,362,210)
Other expense	-	-		506,000	-
Depreciation and amortization	558,001	558,676		1,115,551	989,569
Funds From Operations	$(194,396)	$(358,021)		$(321,199)	$(372,641)
Amortization of debt issuance costs	28,865	27,933		57,730	61,606
Non-cash stock compensation	77,039	124,118		167,687	218,044
Adjustments to Funds From Operations	105,904	152,051	-	225,417	279,650
Core Funds From Operations	$(88,492)	$(205,970)		$(95,782)	$(92,991)

Net loss	$(752,397)	$(916,697)		$(1,942,750)	$(1,362,210)
Other expense	-	-		506,000	-
Depreciation and amortization	558,001	558,676		1,115,551	989,569
Amortization of debt issuance costs	28,865	27,933		57,730	61,606
Above and below-market lease amortization, net	(76,058)	(26,297)		(102,355)	(50,181)
Straight line rent, net	21,703	17,160		40,441	16,060
Adjustments to net loss	$532,511	$577,472		$1,617,367	$1,017,054
Adjusted Funds From Operations	$(219,886)	$(339,225)		$(325,383)	$(345,156)

Dead deal expense	$109,569	$107,371		$109,569	$107,371
Loss on debt extinguishment	$-	$144,029		$-	$144,029
Non-cash stock compensation	$77,039	$124,118		$167,687	$218,044
Adjustments to Adjusted Funds From Operations	$186,608	$375,518		$277,256	$469,444
Core Adjusted Funds From Operations	$(33,278)	$36,293		$(48,127)	$124,288

Critical Accounting Policies

Our financial statements are affected by the accounting policies used and the estimates and assumptions made by management during their preparation. See our unaudited consolidated financial statements included herein for a summary of our significant accounting policies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to make disclosures under this item.

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Quarterly Report on Form 10-Q. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2023. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2023.

(b) Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting that occurred during the three months ended June 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

There are no material legal proceedings that are required to be disclosed in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in Item 1A. Risk Factors of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

(a)
Sales of Unregistered Securities.

None.

(b)
Use of Proceeds.

On September 2, 2021, we entered into an Underwriting Agreement with Maxim Group LLC on behalf of itself and as representative of the underwriters named therein (the “Underwriting Agreement”), pursuant to which the Company issued and sold, in an underwritten public offering (the “Public Offering”), 1,500,000 units consisting of one share of common stock, $0.01 par value per share (“Common Stock”), and one warrant exercisable for one share of Common Stock (the “Investor Warrants”). The units were sold to the public at the price of $10.00 per unit and were offered by the Company pursuant to the registration statement on Form S-11 (File No. 333-235707), which was declared effective on September 2, 2021 (the “Registration Statement”). The shares of Common Stock and Investor Warrants comprising the units began separate trading 31 days from the date the registration statement was declared effective. On September 8, 2021, the Public Offering closed, resulting in gross proceeds to the Company of approximately $15,000,000, before deducting the underwriting discounts and commissions and estimated offering expenses. The Company also granted to the underwriter a 30-day option to purchase up to an additional 225,000 units. On September 30, 2021, the underwriters partially exercised the over-allotment option and purchased an additional 165,000 units, generating gross proceeds of $1,650,000. The Company received total net proceeds in the Public Offering of approximately $13.8 million after deducting underwriting discounts and commissions and other expenses of approximately $2.9 million incurred during the years ended December 31, 2021 and 2020. None of the underwriting discounts and commissions or offering expenses were incurred or paid, directly or indirectly, to any of our directors or officers or their associates or to persons owning 10% or more of our common stock or to any of our affiliates.

The Investor Warrants issued in the Public Offering entitle the holder to purchase one share of common stock at a price equal to $10.00 upon the first separate trading day of the warrants for a period of five years. The Investor Warrants may be exercised on a cashless basis if there is no effective registration statement available for the resale of the shares of common stock underlying such warrants. In addition, after 120 days after the Investor Warrants are issued, any Investor Warrant may be exercised on a cashless basis for 10% of the shares of common stock underlying the Investor Warrant if the volume-weighted average trading price of the Company’s shares of common stock on Nasdaq is below the then-effective exercise price of the Investor Warrant for 10 consecutive trading days.

The Company agreed to an underwriting discount of 9% of the public offering price of the Units sold in the Public Offering. In addition, the Company issued to Maxim Group LLC (or its designee) warrants to purchase 149,850 shares of Common Stock, which is equal to an aggregate of 9% of the number of shares of Common Stock sold in the Public Offering (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price equal to $12.50, which is 125% of the offering price in the Public Offering. The Representative’s Warrants may be exercised on a cashless basis and will be exercisable six months following the closing date and until September 2, 2026.

As of June 30, 2023, the Company has used $1.1 million proceeds from the Public Offering to date for repayment of related party debt.

There has been no material change in the planned use of proceeds from the Public Offering as described in our final prospectus, dated September 2, 2021 and filed with the SEC pursuant to Rule 424(b)(4) under the Securities Act.

(c)
Repurchases.

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The following documents are filed as a part of this report or are incorporated herein by reference.

EXHIBIT NUMBER	DESCRIPTION

3.1	Articles of Amendment and Restatement of Generation Income Properties, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 1-A/A filed on January 28, 2016)
3.1.1	Articles of Amendment to Amended and Restated Articles of Incorporation. (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-U filed on October 9, 2020.)
3.2	Bylaws of Generation Income Properties, Inc. (incorporated by reference to Exhibit 2.2 of the Company’s Form 1-A filed on September 16, 2015)
4.1	Form of Stock Certificate (incorporated by reference to Exhibit 3.3 of the Company’s Form 1-A filed on September 16, 2015)
4.2	Amended and Restated Agreement of Limited Partnership of Generation Income Properties, L.P. (incorporated by reference to Exhibit 6.2 of the Company’s Form 1-A POS filed on March 29, 2018)
4.2.1

First Amendment to Amended and Restated Agreement of Limited Partnership of Generation Income Properties, L.P. (incorporated by reference from Exhibit 4.4 to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

4.2.2

Second Amendment to Amended and Restated Agreement of Limited Partnership of Generation Income Properties, L.P. (incorporated by reference to Exhibit 4.5 to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)

4.3	Common Stock Purchase Warrant, dated April 17, 2019. (incorporated by reference from Exhibit 4.6 to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021)
4.4	Common Stock Purchase Warrant dated November 12, 2020 (incorporated by reference to Exhibit 4.7 to the Company’s Amendment No. 5 to Registration Statement on Form S-11 filed on April 12, 2021).
4.5	Representative’s Warrant, dated September 8, 2021 (incorporated by reference from Exhibit 4.1 from Form 8-K filed on September 9, 2021)
4.6	Form of Investor Warrant (incorporated by reference from Exhibit 4.2 from Form 8-K filed on September 9, 2021)
4.7	Warrant Agent Agreement, dated September 2, 2021 between the Company and VStock Transfer, LLC (incorporated by reference from Exhibit 4.3 from Form 8-K filed on September 9, 2021)
4.8	Description of Securities (incorporated by reference to Exhibit 4.8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 18, 2022).
10.1	Amended and Restated Secured Promissory Note, dated July 21, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed July 26, 2023).
10.2	Amended and Restated Security Agreement, dated July 21, 2023 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed July 26, 2023).
31.1*	Rule 13a – 14(a) Certification of the Principal Executive Officer
31.2*	Rule 13a – 14(a) Certification of the Principal Financial Officer
32.1*	Written Statement of the Principal Executive Officer, Pursuant to 18 U.S.C. § 1350
32.2*	Written Statement of the Principal Financial Officer, Pursuant to 18 U.S.C. § 1350
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

GENERATION INCOME PROPERTIES, INC.

Date: August 14, 2023	By:	/s/ David Sobelman
David Sobelman
Chief Executive Officer and Chair of the Board
(Principal Executive Officer)

Date: August 14, 2023	By:	/s/ Allison Davies
Allison Davies
Chief Financial Officer
(Principal Financial and Accounting Officer)

A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 10, 2023

GENERATION INCOME PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-40771	47-4427295
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	401 East Jackson Street, Suite 3300 Tampa, Florida	33602
	(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (813)-448-1234

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	GIPR	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	GIPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Overview

On August 10, 2023, Generation Income Properties, Inc. (the “Company”) and its operating partnership, Generation Income Properties, L.P. (“GIP Operating Partnership”), entered into an Agreement of Purchase and Sale (the “Purchase Agreement”) with Modiv Inc. and certain affiliates thereof (collectively, “Modiv”), pursuant to which GIP Operating Partnership purchased from Modiv a portfolio of 13 net leased properties (the “Portfolio”). The Portfolio consists of eleven (11) retail properties and two (2) office properties. The properties comprising the Portfolio are located across seven states and aggregate approximately 200,000 rentable square feet.

The purchase price paid for the Portfolio was $42 million, excluding estimated transaction costs and expenses of $1.6 million and subject to prorations and credits as set forth in the Purchase Agreement. An amount equal to $30 million of the Purchase Price was paid in cash and $12 million was paid in shares of a newly issued series of preferred stock of the Company designated as “Series A Redeemable Preferred Stock” having the rights, preferences, and redemption provisions set forth below (the “Series A Preferred Stock”). The cash portion of the purchase price was financed with a combination of (i) cash on hand, (ii) a new $21.0 million secured debt facility from Valley National Bank (“Valley”), and (iii) a $12.0 million preferred equity investment by LC2-NNN Pref, LLC, a Florida limited liability company and affiliate of Loci Capital Partners (“LC2”). The investment by LC2 was made into a special purpose subsidiary of GIP Operating Partnership named GIP VB SPE, LLC, a Delaware limited liability company (“GIP SPE”), and each of the properties in the Portfolio was transferred in a separate newly formed special purpose subsidiary of GIP SPE. As a result of the foregoing transactions, GIP SPE serves as a holding company for the various indirect subsidiaries of the Company that hold the properties included in the Portfolio plus the eight previously owned properties held by GIP that were already financed through loans with Valley.

The acquisition of the Portfolio (the “Portfolio Acquisition”), as well as the loan with Valley and the financing transaction with LC2, all closed on August 10, 2023.

For purposes of this Current Report on Form 8-K, the Company, the GIP Operating Partnership, and their direct and indirect subsidiaries are sometimes referred to as “GIP.”

Purchase and Sale Agreement

In addition to customary terms relating to the purchase and sale of a portfolio of commercial properties, the material terms of the Purchase Agreement include (i) an agreement by Modiv to distribute the shares of common stock of the Company (the “Common Stock”) issuable upon the potential redemption by the Company of the Series A Preferred Stock to Modiv’s shareholders and/or the holders of units of Modiv’s operating partnership (“Modiv OP Unit Holders”), subject to Modiv receiving the approval of its lenders to make such distribution and subject to the redemption conditions described below, (ii) an agreement by Modiv that it will promptly distribute or sell shares of Common Stock owned by it following such a redemption if Modiv’s ownership of Common Stock (together with any other persons or entities whose beneficial ownership of shares of Common Stock would be aggregated with Modiv’s for purposes of Section 13(d) of the Exchange Act of 1934, as amended) exceeds 19.9% of the aggregate number of outstanding shares of Common Stock, and (iii) an agreement by the Company to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement to register the distribution by Modiv to its shareholders and to Modiv OP Unit Holders and/or the resale of the shares of Common Stock issuable upon redemption of the Series A Preferred Stock. The Purchase Agreement provides for an as-is/where-is purchase and sale with certain waivers, releases and covenants not to sue Seller and also contains additional covenants, representations and warranties, indemnifications, and other provisions that are generally customary for real estate purchase and sale agreements. In addition, pursuant to the Purchase Agreement, the Company granted a waiver to Modiv from the ownership limitation set forth in the Company’s charter with respect to Modiv’s ownership of the Series A Preferred Stock and the Common Stock, if any, issuable upon redemption of the Series A Preferred Stock.

The foregoing description of the Purchase Agreement is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference herein.

1

Registration Rights Agreement

Pursuant to the Purchase and Sale Agreement, the Company and Modiv entered into a Registration Rights Agreement, dated August 10, 2023 (the “RRA”), with respect to the Series A Preferred Stock. The RRA provides that Modiv will have the right to cause the Company to file a registration statement with the SEC registering the resale of shares of Series A Preferred Stock held by Modiv or its assigns on a delayed or continuous basis if such shares are not redeemed by the Company on or before March 15, 2024. The RRA also provides that, commencing March 16, 2024 until March 16, 2025, if requested by Modiv, the Company will use its commercially reasonable efforts to cause the Series A Preferred Stock to be listed on each securities exchange on which the Common Stock is then listed or, if the Common Stock is not then listed, on a national securities exchange selected by Modiv, provided that the Series A Preferred Stock meets the listing requirements of any such securities exchange.

The foregoing description of the RRA is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the RRA, a copy of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

LC2 Investment

In connection with the preferred equity investment by LC2, on August 10, 2023, GIP Operating Partnership and LC2 entered into an Amended and Restated Limited Liability Company Agreement for GIP SPE (the “GIP SPE Operating Agreement”). In connection with such investment, GIP Operating Partnership also entered into an Agreement Providing Representations and Warranties, dated August 10, 2023, with LC2 pursuant to which GIP Operating Partnership made certain representations and warranties to LC2 in connection with LC2’s preferred investment (the “Rep and Warranty Agreement”).

Under the GIP SPE Operating Agreement, LC2 made a $12.0 million initial capital contribution to GIP SPE, together with a commitment to make an additional $2.1 million contribution upon the satisfactory completion of the acquisition of a tenant-in-common interest held by a third party in GIP’s Rockford, Illinois property (the “LC2 Investment). LC2 made the investment in exchange for a preferred equity interest in GIP SPE (the “Preferred Interest”). The Preferred Interest has a cumulative accruing distribution preference of 15.5% per year, compounded monthly (the “Preferred Return”), a portion of which in the amount of 5% per annum (compounded monthly) is deemed to be the “Current Preferred Return”, and the remainder of which in the amount of 10.5% per annum (compounded monthly) is deemed to be the “Accrued Preferred Return.”

The GIP SPE Operating Agreement provides that operating distributions by GIP SPE will be made first to LC2 to satisfy any accrued but unpaid Current Preferred Return, with the balance being paid to GIP Operating Partnership, unless the “annualized debt yield” of GIP SPE is less than 10%, in which case the balance will be paid to LC2. For this purpose, “annualized debt yield” is calculated as the sum of senior debt and LC2 Investment divided by the trailing three-month annualized adjusted net operating income (as defined in the GIP SPE Operating Agreement) of GIP SPE. The GIP SPE Operating Agreement also provides that distributions from capital transactions will be paid first to LC2 to satisfy any accrued but unpaid Preferred Return (comprised of both the Current Preferred Return and Accrued Preferred Return), then to LC2 until the “Make-Whole Amount” (defined as the amount equal to 1.3 times the LC2 Investment) is reduced to zero, and then to GIP Operating Partnership.

The Preferred Interest is required to be redeemed in full by GIP on or before August 10, 2024 the (“Mandatory Redemption Date”), for a redemption amount equal to the greater of (i) the amount of the LC2 Investment plus the accrued Preferred Return, and (ii) the Make-Whole Amount. Upon a failure to timely redeem the Preferred Interest, the Preferred Return will accrue at an increased rate of 18% per annum, compounded monthly. GIP Operating Partnership will have the right to extend the Mandatory Redemption Date for two consecutive 12-month extension periods, provided that (i) LC2 is paid an extension fee of 0.01% of the outstanding amount of the LC2 Investment for each such extension, (ii) the Preferred Return is increased from 15.5% to 18% of which the Accrued Preferred Return is increased from 10.5% to 13%, (iii) the trailing 6-month annualized adjusted net operating income (as defined in the GIP SPE Operating Agreement) is in excess of $5.0 million, (iv) GIP SPE and its subsidiaries’ senior debt is extended through the end of the extension period, and there are no defaults under the GIP SPE Operating Agreement.

2

Under the GIP SPE Operating Agreement, GIP SPE is also required to pay to Loci Capital, an affiliate of LC2, an equity fee of 1.5% of the LC2 Investment, with 1% having been paid upon the execution and delivery of the GIP SPE Operating Agreement and the 0.5% payable upon redemption of the LC2 Investment.

GIP SPE is managed by a single manager, which is GIP Operating Partnership, provided that LC2’s approval will be required for certain major decisions of GIP SPE, including acquiring additional properties, selling properties (unless certain return objectives are satisfied), extending loans to any person or entity, merging or consolidating with another entity, approving annual budgets, deviating from the approved budget, and certain other actions by GIP SPE. Under the GIP SPE Operating Agreement, LC2 also has customary information rights and other rights that are customary for a preferred investor. LC2 has the right to remove and replace the manager of GIP SPE upon a “Manager Default”, which is defined by the GIP SPE Operating Agreement to include an uncured breach of the GIP SPE Operating Agreement by GIP Operating Partnership, a failure to pay the Current Preferred Return when due, a failure to redeem the LC2 Investment when required, or GIP Operating Partnership ceasing to be controlled by the Company’s founder and Chief Executive Officer, David Sobelman.

The Rep and Warranty Agreement contains customary representations and warranties for an investment such as the LC2 Investment, together with related customary indemnification obligations by GIP Operating Partnership.

The foregoing description of the GIP SPE Operating Agreement and Rep and Warranty Agreement is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the GIP SPE Operating Agreement and Rep and Warranty Agreement, copies of which are filed as Exhibit 10.5 and 10.6 hereto, respectively, and are incorporated by reference herein.

Loan Agreement and Note with Valley National Bank

On August 10, 2023, GIP13, LLC, a Delaware limited liability company and wholly owned subsidiary of GIP SPE (“GIP Borrower”), entered into a Loan Agreement with Valley (the “Valley Loan Agreement”) pursuant to which Valley made a loan to GIP Borrower in the amount of $21.0 million (the “Valley Loan”) to finance the Portfolio Acquisition (the “Valley Loan Facility”). Pursuant to the Valley Loan Agreement, GIP Borrower executed and delivered to Valley a Promissory Note, dated August 10, 2023, in the original principal amount of $21.0 million (the “Note”).

The outstanding principal amount of the Valley Loan bears interest at an annual rate for each 30-day interest period equal to the compounded average of the secured overnight financing rate published by Federal Reserve Bank of New York for the thirty-day period prior to the last day of each 30-day interest rate for the applicable interest rate period plus 3.25%, with interest payable monthly after each 30-day interest period. However, the GIP Borrower has entered into an interest rate swap to fix the interest rate at 7.47% per annum. Payments of interest and principal in the amount of approximately $156,000 are due and payable monthly, with all remaining principal and accrued but unpaid interest due and payable on a maturity date of August 10, 2028. The Valley Loan may generally be prepaid at any time without penalty in whole or in part, provided that there is no return of loan fees and prepaid financing fees.

The Valley Loan is secured by first mortgages and assignments of rents in the properties comprising the Portfolio and eight other properties held by subsidiaries of GIP SPE that had outstanding loans with Valley. All of the mortgaged properties cross collateralize the Loan, and the Loan is guaranteed by the Operating Partnership and the subsidiaries of GIP Borrower that hold the properties subject to the Portfolio Acquisition. David Sobelman also entered into a personal, limited guarantee with a $7,500,000 cap, subject to customary non-recourse carveouts.

The Valley Loan Agreement requires GIP Borrower to maintain a minimum debt-service coverage ratio 1.50:1 on a trailing twelve-month basis, tested as of December 31, 2024 and annually thereafter. The Valley Loan Agreement provides for customary events of default and other customary affirmative and negative covenants that are applicable to GIP Borrower and its subsidiaries, including reporting covenants and restrictions on investments, additional indebtedness, liens, sales of properties, certain mergers, and certain management changes.

The foregoing description of the Valley Loan Agreement and Valley Note is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Valley Loan Agreement and Valley

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Note, copies of which are filed as Exhibit 10.3 and Exhibit 10.4 hereto, respectively, and are incorporated by reference herein.

Redemption Agreements

In connection with the Portfolio Acquisition, the Valley Loan Facility, and the LC2 Investment, GIP Operating Partnership and its subsidiaries redeemed from four separate parties each of their respective entire equity interests in certain special-purpose subsidiaries of GIP Operating Partnership for an aggregate redemption price of $2.25 million. The redeemed parties were Brown Family Enterprises, LLC, Richard N. Hornstrom, and Stephen J. Brown. In connection with such redemptions, the applicable subsidiaries of GIP Operating Partnership entered into a Redemption Agreement with each of the redeemed parties, copies of which are attached as Exhibits 10.7, 10.8, 10.9, and 10.10 hereto (the “Redemption Agreements”). Under the Redemption Agreements, GIP agreed to pay the redemption price in full to the redeemed party within 10 days of the date of the applicable Redemption Agreement. The Redemption Agreements contain customary representations, warranties, covenants, and indemnification provisions. The Redemption Agreements were dated August 8, 2023, and became definitive material agreements of the Company on August 10, 2023, upon the completion of the Portfolio Acquisition and the related financing transactions with Valley and LC2.

The foregoing description of the Redemption Agreements is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Redemption Agreements, copies of which are filed as Exhibits 10.7, 10.8, and 10.9 hereto and are incorporated by reference herein.

Amendment to Limited Partnership Agreement of GIP Operating Partnership

In connection with the issuance of the Series A Preferred Stock to Modiv, the Company, as general partnership of GIP Operating Partnership, adopted and entered into a Third Amendment to Amended and Restated Limited Partnership Agreement of Generation Income Properties, L.P., dated August 10, 2023 (the “LPA Amendment”). The LPA Amendment amends the Amended and Restated Limited Partnership Agreement of GIP Operating Partnership, as amended, to provide for the establishment and issuance by GIP Operating Partnership to the Company of newly created Series A Preferred Units of the Operating Partnership in the same amount and having generally the same economic rights and preferences as the Series A Preferred Stock issued to Modiv.

The foregoing description of the LPA Amendment is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the LPA Amendment, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Lease Agreements

On August 10, 2023, in connection with the Portfolio Acquisition, certain subsidiaries of GIP Operating Partnership assumed existing lease agreements for each of the properties comprising the Portfolio. At the time of the Portfolio Acquisition, the Company deemed the leases for the following two properties included in the Portfolio to be material to the Company and its subsidiaries on a consolidated basis: (i) a 50,000 square foot retail property located in San Antonio, Texas (the “San Antonio Property”) and (ii) a 33,118 square foot office property located in Maitland, Florida (the “Maitland Property”).

The San Antonio Property is a retail facility comprising 50,000 rentable square feet plus approximately 5 acres and a 171-space parking lot, which is 100% leased to pursuant to a lease, dated as of October 1 2013, and amended on April 8, 2016, March 31, 2021, June 2, 2021, and June 9, 2021, between RU Pre~~-~~K San Antonio, LLC, as landlord, and San Antonio Early Childhood Education Municipal Development Corporation, as tenant (the “San Antonio Lease”). The annual base rent of the San Antonio Lease at the time of the Portfolio Acquisition is approximately $924,000. The current term of the San Antonio Lease at the time of acquisition commenced on August 1, 2021 and expires on July 31, 2029, with one remaining eight-year renewal option at annual base rent of $1,035,000. Under the San Antonio Lease, in addition to base rent the tenant is responsible to reimburse landlord’s operating expenses, real estate taxes, insurance, repairs, maintenance, management fees (not to exceed 2.5% of total operating expenses) and capital expenditures (at an annual amortization based on cost plus an 8% annual interest factor on the unamortized balance). The tenant pays to the landlord $31,607 per month in estimated operating expenses, which are subject to an annual reconciliation when actual expenses are known. So long as tenant is not in default under the San Antonio Lease, it

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will have two options to purchase the property subject to such lease, as follows: on August 31, 2029, for a purchase price of approximately $14.8 million and on August 31, 2037, for a purchase price of approximately $16.6 million. In connection with the acquisition of the San Antonio Property, GIPTX 1235 Old Highway 90 West, LLC, a Delaware limited liability company, entered into an Assignment and Assumption of Leases with the seller of the San Antonio Property, dated August 10, 2023, pursuant to which the seller assigned and GIPTX 1235 Old Highway 90 West, LLC assumed all of the seller’s rights and obligations under the San Antonio Lease arising from and after such date.

The Maitland Property is an office facility comprising 33,118 rentable square feet, which is 100% leased pursuant to a lease, dated as of November 14, 2002, as revised on January 1, 2009, and further amended on October 30, 2009, July 15, 2014, April 17, 2015, and March 13, 2017, between BRWHP Properties, LLP, as landlord, as succeeded in interest by RU EXP Maitland FL, LLC, and X-nth, Inc., as succeeded in interest by exp US Services, Inc., as tenant (the “Maitland Lease”). The annual base rent of the Maitland Lease at the time of the Portfolio Acquisition is approximately $835,000, subject to annual increases of 3.5% per year through 2024, with the rent remaining fixed for the final two years of the current term. The current term of the Maitland Lease at the time of acquisition commenced on December 1, 2019 and expires on November 30, 2026, with one five-year renewal option. Under the Maitland Lease, the tenant is responsible for operating expenses, real estate taxes, insurance, repairs, and maintenance, in addition to base rent. Commencing January 1, 2020, the landlord pays up to $6 per square foot per year towards tenant’s share of the operating expenses, subject to increases of 3.5% per year, through the end of the renewal option period, if exercised. In connection with the acquisition of the Maitland Property, GIPFL 2601 Westhall Lane, LLC entered into an Assignment and Assumption of Lease, Security Deposit and Guaranty with the seller of the Maitland Property, dated August 10, 2023, pursuant to which the seller assigned and GIPFL 2601 Westhall Lane, LLC assumed all of the seller’s rights and obligations under the Maitland Lease.

The foregoing descriptions of the San Antonio Lease and the Maitland Lease do not purport to be complete and are qualified in their entirety by reference to the full text of those leases, copies of which will be filed by the Company as exhibits to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023.

Item 2.01. Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 above is incorporated herein by reference. On August 10, 2023, the GIP Operating Partnership closed the Portfolio Acquisition and completed the purchase of the properties in the Portfolio pursuant to the Purchase Agreement. The following tables sets forth certain information about the properties that comprise the Portfolio:

Property Type	Location	Rentable Square Feet	Tenant	Annual Base Rent	Annual Base Rent Per Square Foot
Retail	Big Spring, TX	9,026	Dollar General Corp.	$86,040	$9.53
Retail	Castalia, OH	9,026	Dollar General Corp.	$79,320	$8.79
Retail	Wilton, ME	9,100	Dollar General Corp.	$112,440	$12.36
Retail	Lakeside, OH	9,026	Dollar General Corp.	$81,036	$8.98
Retail	Mount Gilead, OH	9,026	Dollar General Corp.	$85,920	$9.52
Retail	Litchfield, OH	9,026	Dollar General Corp.	$92,964	$10.30
Retail	Thompsontown, PA	9,100	Dollar General Corp.	$86,004	$9.45
Retail	Bakersfield, CA	18,827	Dolgen California, LLC	$344,398	$18.29
Retail	Morrow, GA	10,906	Dollar Tree Stores, Inc.	$103,607	$9.50
Office	Maitland, FL	33,118	exp US Services, Inc.	$835,346	$25.30
Office	Vacaville, CA	11,014	General Services Administration	$343,665	$31.20
Retail (Education)	San Antonio, TX	50,000	City of San Antonio Pre-K	$924,000	$18.48
Retail	Santa Maria, CA	14,490	Walgreen Co.	$369,000	$25.47

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above is incorporated herein by reference.

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Item 3.02. Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 above is incorporated herein by reference. The Series A Preferred Stock issued to Modiv and Preferred Interest issued to LC2 were issued, and the Common Stock to be issued to Modiv upon the redemption of the Series A Preferred Stock will be issued, solely to “accredited investors,” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”) and in reliance on the exemption from registration afforded by Section 4(a)(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws. Accordingly, the issuance of such securities was not and is not registered under the Securities Act, and until registered, these securities may not be offered or sold in the United States absent registration or availability of an applicable exemption from registration.

Item 3.03. Material Modification to Rights of Security Holders.

The information set forth under Item 1.01 above is incorporated herein by reference. On August 10, 2023, in connection with the Portfolio Acquisition, the Company filed Articles Supplementary for the Series A Preferred Stock (the “Articles Supplementary”) with the State Department of Assessments and Taxation of the State of Maryland (“SDAT”) designating the rights, preferences and privileges of the Series A Preferred Stock. The following is a summary of the material terms of the Series A Preferred Stock and the Articles Supplementary:

As set forth in the Articles Supplementary, the Series A Preferred Stock ranks, with respect to dividend rights and rights upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, senior to all classes or series of the Common Stock. Holders of Series A Preferred Stock, when, as and if authorized by the Company’s board of directors and declared by the Company out of funds legally available for the payment of dividends, are entitled to cumulative cash dividends at the rate of 9.5% per annum of the $5.00 liquidation preference per share, equivalent to a fixed annual amount of $0.475 per share, which shall increase to a rate of 12.0% of the $5.00 liquidation preference per share per annum, equivalent to a fixed annual amount of $0.60 per share, beginning on September 15, 2024. Dividends are payable monthly in arrears on or about the 15th day of each month, beginning on September 15, 2023. Dividends will accrue and be cumulative from and including August 10, 2023, the first date on which shares of the Series A Preferred Stock were issued.

From the date of issuance until March 15, 2024, the Series A Preferred Stock will be redeemable at the Company’s option for either (i) cash, in whole or in part, at a price per share equal to the $5.00 liquidation preference, plus an amount equal to all dividends accrued and unpaid (whether or not authorized or declared), if any, until the redemption date on each share of Series A Preferred Stock to be redeemed (the “Cash Redemption Price”) or (ii) subject to the Company’s satisfaction of certain conditions, a number of shares of Common Stock (the “Underlying Shares”), in whole only and not in part, equal to the Cash Redemption Price, divided by the share price of the Common Stock as measured by the product of (a) the 60-day volume weighted average price (“VWAP”) from the date immediately preceding the redemption date and (b) 110%. The maximum number of shares of Common Stock that shall be required to redeem the shares of Series A Preferred Stock in full shall not exceed 3,000,000 shares of Common Stock (the “Ceiling”) and the minimum number of shares of Common Stock that shall be required to redeem the shares of Series A Preferred Stock in full shall be no less than 2,200,000 shares (the “Floor”); provided that the Ceiling will not apply if at any time after August 10, 2023, and before redemption of the Series A Preferred Stock, the Company fails to pay a monthly dividend on the Common Stock or reduces, or announces its intent to reduce, the monthly dividend paid on shares of Common Stock to a rate lower than $0.039 per share per month. Each of the Floor and the Ceiling is subject to proportionate adjustments for any share splits (including those effected pursuant to a distribution of the Common Stock), subdivisions, reclassifications or combinations with respect to the Common Stock as described in the Articles Supplementary.

In addition, the Company’s right to redeem the Series A Preferred Stock for the Underlying Shares is conditioned upon the Company obtaining the approval of its stockholders for the issuance of such Underlying Shares as required by the rules of the Nasdaq Stock Market; such Underlying Shares being listed on Nasdaq; the SEC having declared a registration statement effective registering the distribution of such Underlying Shares by Modiv to its stockholders and/or the resale of such Underlying Shares by Modiv; and Modiv having received the approval of its lenders to distribute such Underlying Shares to its stockholders.

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After March 15, 2024, the Company may only redeem the Series A Preferred Stock for the Cash Redemption Price, unless Modiv agrees, in its sole and absolute discretion, to a redemption of the Series A Preferred Stock for shares of Common Stock, on terms acceptable to Modiv.

The Company shall redeem the Series A Preferred Stock for an amount equal to the Cash Redemption Price, upon the delisting of the Common Stock from the Nasdaq Stock Market.

In the event of a Change of Control (as defined in the Articles Supplementary) of the Company, the Company shall redeem the Series A Preferred Stock, at the option of Modiv, for either (a) cash, in an amount equal to the Cash Redemption Price, (b) a number of shares of Common Stock equal to the Cash Redemption Price divided by the price per share of the Common Stock as measured by the VWAP of the Common Stock for the 60 trading days immediately preceding the date of the announcement of such Change of Control (the “Change of Control Share Redemption Consideration”) or (c) the kind and amount of consideration which Modiv would have owned or been entitled to receive had it held a number of shares of Common Stock equal to the Change of Control Share Redemption Consideration immediately prior to the effective time of the Change of Control.

The foregoing description of the Series A Preferred Stock and Articles Supplementary is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Articles Supplementary, a copy of which is filed as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 10, 2023, the Company filed the Articles Supplementary for the Series A Preferred Stock with the SDAT designating the rights, preferences and privileges of the Series A Preferred Stock. The Articles Supplementary were effective upon filing. The information about the Series A Preferred Stock set forth in Item 3.03 hereof, including the summary description of the rights, preferences and privileges of the Series A Preferred Stock, is incorporated herein by reference.

The description of the Articles Supplementary in this report is summary in nature, does not purport to be complete, and is qualified in its entirety by reference to the full text of the Articles Supplementary, a copy of which is filed as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

On August 14, 2023, the Company issued a press release announcing the Portfolio Acquisition and also released a presentation deck regarding the Portfolio Acquisition. A copy of the press release is furnished as Exhibit 99.1, and a copy of the presentation deck is furnished as Exhibit 99.2.

The information furnished in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01. Financial Statements and Exhibits.

a)
Financial Statements of Businesses of Funds Acquired.

The Company intends to file the financial statements required by Item 9.01(a), in accordance with Rule 3-14 of Regulation S-X, by amendment to this Current Report on Form 8-K no later than 71 calendar days following the date that this Current Report on Form 8-K is required to be filed.

b)
Pro Forma Financial Information.

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To the extent required by this item, pro forma financial information relating to the acquisition of the Portfolio will be filed in an amendment to this current report on Form 8-K not later than 71 days after the date on which this initial Current Report on Form 8-K is required to be filed.

d)
Exhibits.

Exhibit No.	Description

2.1*

Agreement of Purchase and Sale, dated August 10, 2023, among Modiv Inc., Generation Income Properties, Inc., Generation Income Properties, L.P., and each entity identified as a “Selling Entity” therein.

3.1	Articles Supplementary for the Series A Redeemable Preferred Stock of Generation Income Properties, Inc.
10.1	Third Amendment to Amended and Restated Limited Partnership Agreement of Generation Income Properties, L.P., dated August 10, 2023.
10.2	Registration Rights Agreement, dated August 10, 2023.
10.3*	Loan Agreement, dated August 10, 2023, between GIP13, LLC and Valley National Bank.
10.4	Promissory Note, dated August 10, 2023, payable by GIP13, LLC to Valley National Bank.
10.5*	Amended and Restated Liability Company Agreement of GIP VB SPE, LLC, dated August 10, 2023, between Generation Income Properties, L.P. and LC2-NNN Pref, LLC.
10.6*	Agreement Providing Representations and Warranties, dated August 10, 2023, between Generation Income Properties, L.P. and LC2-NNN Pref, LLC.
10.7	Redemption Agreement with Brown Family Enterprises, LLC dated August 8, 2023 for GIPNC 201 Etheridge Road, LLC
10.8	Redemption Agreement with Richard N. Hornstrom dated August 8, 2023 for GIPIL 525 S Perryville Rd, LLC.
10.9	Redemption Agreement with Richard N. Hornstrom dated August 8, 2023 for GIPFL 702 Tillman Place, LLC.
10.10	Redemption Agreement with Stephen J. Brown dated August 8, 2023 for GIPFL 702 Tillman Place, LLC.
99.1	Press Release, dated August 14, 2023.
99.2	Presentation Deck, dated August 14, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Certain exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) and/or Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

Forward-Looking Statements

This Current Report on Form 8-K may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainty. Words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” and “project” and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties, many of which are beyond management’s control, that could cause actual results to differ materially from those described in the forward-looking statements, including without limitation

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the risk that the expected benefits of the Portfolio Acquisition will not be realized or will not be realized within the expected time periods, as well as risks relating to general economic conditions, market conditions, interest rates, and other factors. Investors are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Please refer to the risks detailed from time to time in the reports we file with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC, as well as other filings on Form 10-Q and periodic filings on Form 8-K, for additional factors that could cause actual results to differ materially from those stated or implied by such forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: August 14, 2023	By:	/s/ Allison Davies
Allison Davies
Chief Financial Officer

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